UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2020

CONSOL Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38147	82-1954058
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317

(Address of principal executive offices)

(Zip code)

Registrant’s telephone number, including area code:

(724) 416-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock ($0.01 par value)	CEIX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 22, 2020, CONSOL Energy Inc., a Delaware corporation (“CEIX”), Transformer LP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of CEIX (“Holdings”), Transformer Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), CONSOL Coal Resources LP, a Delaware limited partnership (the “Partnership”), and CONSOL Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as an indirect, wholly owned subsidiary of CEIX (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each outstanding common unit representing a limited partner interest in the Partnership (each, a “Partnership Common Unit”) other than Partnership Common Units owned by CEIX and its subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive, subject to adjustment as described in the Merger Agreement, 0.73 shares of common stock, par value $0.01 per share, of CEIX (the “CEIX Common Stock” and the shares of CEIX Common Stock to be issued in the Merger, the “Merger Consideration”); and (ii) each of the outstanding phantom units and any other awards relating to a Partnership Common Unit issued under a Partnership Long-Term Incentive Plan (as defined in the Merger Agreement), whether vested or not vested, will become fully vested and will be automatically converted into the right to receive, with respect to each Partnership Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). Except for the incentive distribution rights representing limited partner interests in the Partnership, which will be automatically canceled immediately prior to the effective time of the Merger for no consideration in accordance with the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated November 28, 2017 (the “Partnership Agreement”), the limited partner interests in the Partnership owned by CEIX and its subsidiaries immediately prior to the effective time of the Merger will remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in the Partnership will be converted into a non-economic general partner interest in the surviving entity, and the General Partner will continue as the sole general partner of the surviving entity.

The Conflicts Committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “CCR Board”) (acting upon the recommendation of the Conflicts Committee) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, is in the best interests of the Partnership, including the holders of Public Common Units, (ii) recommended that the CCR Board resolve to direct that the Merger Agreement be submitted to a vote of the limited partners of the Partnership (the “Limited Partners”) and (iii) authorized the Limited Partners to act by written consent pursuant to the terms of the Partnership Agreement. The CCR Board has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, is in the best interests of the Partnership and the Limited Partners (ii) directed that the Merger Agreement be submitted to a vote of the Limited Partners and (iii) authorized the Limited Partners to act by written consent pursuant to the terms of the Partnership Agreement

The board of directors of CEIX (the “CEIX Board”) has approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of CEIX Common Stock as the Merger Consideration (the “CEIX Stock Issuance”), and has resolved to submit the approval of the CEIX Stock Issuance to a vote of the holders of CEIX Common Stock.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of such party’s business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the CEIX Stock Issuance by a majority of votes cast at a special meeting of holders of shares of CEIX Common Stock; (ii) the receipt of the Written Consent (as defined below); (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 relating to the shares of CEIX Common Stock to be issued as Merger Consideration; (v) approval for listing on the New York Stock Exchange of the shares of CEIX Common Stock to be issued as Merger Consideration; (vi) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (vii) compliance by each party in all material respects with its covenants.

The Merger Agreement provides for certain termination rights for both CEIX and the Partnership. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, CEIX will be obligated to reimburse the Partnership for its expenses in an amount not to exceed $3.5 million. The Merger Agreement also provides that upon termination of the Merger Agreement under certain circumstances, the Partnership will be obligated to reimburse CEIX for its expenses in an amount not to exceed $3.5 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Support Agreement

In connection with execution of the Merger Agreement, the Partnership and CEIX entered into a Support Agreement, dated as of October 22, 2020 (the “Support Agreement”), pursuant to which CEIX has agreed to deliver a written consent (the “Written Consent”), covering all of the Partnership Common Units beneficially owned by it (the “Covered Units”), approving the Merger, adoption of the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement.

The Written Consent will be delivered within two business days after the Registration Statement becomes effective under the Securities Act of 1933, as amended (the “Securities Act”). As of October 20, 2020, CEIX owned 16,811,818 Partnership Common Units, representing approximately 60.7% of the total Partnership Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding Partnership Common Units.

The Support Agreement also generally prohibits CEIX from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

The foregoing summaries of the Merger Agreement and the Support Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Support Agreement and are qualified in their entirety by the terms and conditions of the Merger Agreement and the Support Agreement, respectively. They are not intended to provide any other factual information about CEIX, the Partnership or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Support Agreement were made only for purposes of such agreements and as of specified dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CEIX, the Partnership or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in CEIX’s or the Partnership’s public disclosures.

Item 7.01	Regulation FD Disclosure.

CEIX and the Partnership issued a joint press release on October 23, 2020 announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference. On October 23, 2020, CEIX also posted to its website an investor presentation related to the Merger, which is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information set forth in this Item 7.01 and the attached Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

All statements in this report (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CEIX and the Partnership, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CEIX and the Partnership and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CEIX and the Partnership believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CEIX, the Partnership and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the coal industry, including a sustained decrease in the level of supply or demand for coal or a sustained decrease in the price of coal; the financial condition of CEIX’s or the Partnership’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CEIX.

The forward-looking statements in this press release speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CEIX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020 and June 30, 2020, respectively, each filed with the Securities and Exchange Commission, and any subsequent reports filed with the Securities and Exchange Commission.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CEIX will file a registration statement on Form S-4, including a consent solicitation statement/proxy statement/prospectus of CEIX and the Partnership, with the SEC. INVESTORS AND SECURITY HOLDERS OF CEIX AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent solicitation statement/proxy statement/prospectus (when available) and other relevant documents filed by CEIX and the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent solicitation statement/proxy statement/prospectus and other relevant documents (when available) from www.consolenergy.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CEIX, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in CEIX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020, and the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 14, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent solicitation statement/proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description of the Exhibit

2.1*	Agreement and Plan of Merger, dated as of October 22, 2020, by and among CONSOL Energy Inc., Transformer LP Holdings Inc., Transformer Merger Sub LLC, CONSOL Coal Resources LP and CONSOL Coal Resources GP LLC

10.1	Support Agreement, dated as of October 22, 2020, by and among CONSOL Energy Inc. and CONSOL Coal Resources LP

99.1	Press Release dated October 23, 2020

99.2	Investor Presentation dated October 23, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSOL Energy Inc.

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

Dated: October 23, 2020

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

CONSOL ENERGY INC.,

TRANSFORMER LP HOLDINGS INC.,

TRANSFORMER MERGER SUB LLC,

CONSOL COAL RESOURCES GP LLC

and

CONSOL COAL RESOURCES LP

October 22, 2020

i

ii

EXHIBITS

Exhibit A – Support Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2020 (this “Agreement”), is entered into by and among CONSOL Energy Inc., a Delaware corporation (“Parent”), Transformer LP Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Holdings”), Transformer Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Holdings (“Merger Sub”), CONSOL Coal Resources LP, a Delaware limited partnership (the “Partnership”), and CONSOL Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”). Certain capitalized terms used in this Agreement are defined in Article I.

W I T N E S S E T H:

WHEREAS, prior to the execution of this Agreement, for the purpose of effecting the transactions contemplated by this Agreement, (a) Parent has organized Holdings and contributed to it $1,000 cash and (b) Holdings has organized Merger Sub and contributed to it $1,000 cash;

WHEREAS, each of Parent and the Partnership wishes to effect a strategic business combination by means of a merger of Merger Sub with and into the Partnership (the “Merger”), with the Partnership surviving the Merger;

WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “GP Board”), by unanimous vote, in good faith, has, among other things, (a) determined that the Merger, including this Agreement and the transactions contemplated hereby, are in the best interests of the Partnership and the Partnership Unaffiliated Unitholders, (b) approved the Merger, including this Agreement and the transactions contemplated hereby (the foregoing constituting “Special Approval” as defined in the Partnership Agreement), (c) resolved to recommend to the GP Board the approval of the Merger, including this Agreement and the transactions contemplated hereby, and (d) resolved to recommend to the GP Board that the GP Board recommend the approval of the Merger, including this Agreement and the transactions contemplated hereby, to the Limited Partners;

WHEREAS, the GP Board (acting, in part, based upon the receipt of such approval and recommendation of the Conflicts Committee), by unanimous vote, in good faith, has, among other things, (a) determined that the forms, terms and provisions of this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and the holders of Common Units, (b) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement and (c) directed that the adoption of this Agreement and the approval of the Merger be submitted to a vote of the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement;

WHEREAS, pursuant to Section 7.4(b)(v) of the General Partner Company Agreement and in accordance with Section 3.6 of the General Partner Company Agreement, Parent has delivered to the GP Board its consent (the “Sole Member Consent”), in its capacity as the sole member of the General Partner (Parent, in such capacity, the “Sole Member”), pursuant to which the Sole

Member has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Sole Member and the General Partner and (b) approved the execution, delivery and performance of the Transaction Documents and the transactions contemplated hereby, including the Merger, by the General Partner;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), by unanimous vote, has (a) determined that the forms, terms and provisions of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Shares as consideration for the Merger (the “Parent Stock Issuance”), are in the best interests of Parent and the Parent Stockholders, (b) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, on the terms and subject to the conditions set forth in this Agreement, (c) authorized the submittal of a proposal to approve the Parent Stock Issuance to a vote of the Parent Stockholders at a meeting of the Parent Stockholders (the “Parent Stockholder Meeting”) and (d) resolved to recommend approval of the Parent Stock Issuance by the Parent Stockholders at the Parent Stockholder Meeting;

WHEREAS, the board of directors of Holdings (the “Holdings Board”) has, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Holdings and its sole stockholder and declared it advisable to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

WHEREAS, Holdings directly owns 100% of the issued and outstanding limited liability company interests in Merger Sub, and Holdings, in its capacity as the sole member of Merger Sub, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Merger Sub and declared it advisable for Merger Sub to enter into this Agreement and consummate the Merger and (b) approved the adoption, execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the parties’ willingness to enter into this Agreement, Parent, as the record and beneficial owner of 16,811,818 Common Units, representing more than a majority of the issued and outstanding Common Units, is entering into a support agreement, attached as Exhibit A hereto, with the Partnership (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, Parent has agreed to deliver (or cause to be delivered) a written consent with respect to the Common Units it beneficially owns approving the adoption of the Merger, this Agreement and the transactions contemplated hereby in accordance with Section 13.11 of the Partnership Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

DEFINED TERMS; CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, none of the Partnership and its Subsidiaries, on the one hand, and Parent and all of its other Subsidiaries (including the General Partner, Holdings and Merger Sub), on the other hand, shall be considered to be Affiliates with respect to each other.

“Agreement” has the meaning set forth in the Preamble.

“Balance Sheet Date” means December 31, 2019.

“Benefit Plan” means (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) any employment, consulting, severance, termination, retention, change of control, health, medical, dental, vision, cafeteria, disability, accident, insurance, vacation, paid-time-off, flex spending, perquisite, welfare fringe benefit, compensatory equity or equity-based, deferred compensation, profit sharing, retirement, pension, savings, termination and each other compensation or employee benefit plan, program, policy, agreement or arrangement.

“Book-Entry Units” has the meaning set forth in Section 3.2.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which the SEC or banks in New York, New York are authorized or required by applicable Laws to be closed.

“Certificate” has the meaning set forth in Section 3.2.

“Certificate of Merger” has the meaning set forth in Section 2.4.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Unit” has the meaning set forth in the Partnership Agreement.

“Conflicts Committee” has the meaning set forth in the Recitals.

“Conflicts Committee Financial Advisor” has the meaning set forth in Section 4.13.

“Consent Solicitation Statement/Proxy Statement” has the meaning set forth in Section 4.4.

“Contract” has the meaning set forth in Section 4.3(b).

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Effective Time” has the meaning set forth in Section 2.4.

“Enforceability Exceptions” has the meaning set forth in Section 4.3(a).

“Environmental Laws” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or health and safety (to the extent related to exposure to Hazardous Substances), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to Parent, any trade or business (whether or not incorporated) that, together with Parent, is treated as a single employer for purposes of Section 414 of the Code or Section 4001 of ERISA, but shall not include the Partnership, the General Partner or any of their Subsidiaries.

“Exchange Act” has the meaning set forth in Section 4.4.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(a).

“GAAP” means generally accepted accounting principles in the United States, as applied on a consistent basis.

“General Partner” has the meaning set forth in the Preamble.

“General Partner Company Agreement” means the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of July 7, 2015, as may be amended, modified or supplemented from time to time.

“General Partner Interest” has the meaning set forth in the Partnership Agreement.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“GP Board” has the meaning set forth in the Recitals.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law that is otherwise regulated or for which liability or standards of care may be imposed under Environmental Laws, including without limitation petroleum or any fraction, derivative or byproduct thereof, natural gas, liquefied natural gas, coal refuse, coal by-products, coal ash, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation or polychlorinated biphenyls.

“Holdings” has the meaning set forth in the Preamble.

“Holdings Board” has the meaning set forth in the Recitals.

“Incentive Distribution Right” has the meaning set forth in the Partnership Agreement.

“Indemnified Person” means any Person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of Parent, the Partnership, the General Partner or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with Parent or the Partnership, as applicable) serving at the request of or on behalf of Parent, the Partnership, the General Partner, as applicable, or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators.

“Laws” or “Law” has the meaning set forth in Section 4.8(a).

“Liens” has the meaning set forth in Section 4.1(c).

“Limited Partner” has the meaning set forth in the Partnership Agreement.

“Material Adverse Effect” means, when used with respect to a Person, any change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders a party’s ability to consummate the transactions contemplated hereby, including the Merger, on or before the Outside Date; provided, however, that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, conditions, circumstances, effects, events, developments or occurrences generally affecting the economy, the financial or capital markets or political, legislative or regulatory conditions or changes in the coal industry; (ii) the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or, except specifically for purposes of determining whether there is a breach of the representations and warranties made by the applicable parties in Section 4.3(b) and Section 5.3(b) and the satisfaction of the closing conditions set forth in Section 7.2(a) and Section 7.3(a) with respect to such representations and warranties, the performance of this Agreement; (iii) any change in the market price or trading volume of the Common Units or the Parent Shares (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war, terrorism or other hostilities (or the escalation of the foregoing), pandemics (including the COVID-19 pandemic, any mutation or variation of the virus underlying the COVID-19 pandemic or any health conditions related thereto), epidemics or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of such Person or any of its Subsidiaries arising out of or related to this Agreement or the transactions contemplated by this Agreement; (vii) changes, effects, events or occurrences generally affecting the price of coal; (viii) any failure of a Person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); and (ix) with respect to Parent only, any effect to the extent resulting from a change, condition, circumstance, effect, event, development or occurrence at the Partnership or its Subsidiaries that has a Material Adverse Effect on the Partnership and its Subsidiaries; provided, however, that changes, conditions, circumstances, effects, events, developments or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, conditions, circumstances, effects, events, developments or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate.

“Maximum Amount” has the meaning set forth in Section 6.6(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“NYSE” means the New York Stock Exchange.

“NYSE Listing Application” has the meaning set forth in Section 6.9(a).

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement, agreement of limited partnership, limited liability company agreement or similar formation or governing documents and instruments.

“Outside Date” has the meaning set forth in Section 8.1(b)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plan” means any Benefit Plan maintained, sponsored, administered or contributed to by Parent or any of its Subsidiaries (excluding the General Partner, the Partnership or any of their respective Subsidiaries) for the benefit of their respective current or former employees, independent contractors and directors (and their respective beneficiaries) or with respect to which Parent or any of its Subsidiaries (excluding the General Partner, the Partnership or any of their respective Subsidiaries) is a party or has any liability, other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in Section 6.1(b).

“Parent Bylaws” means the Second Amended and Restated Bylaws of Parent, effective May 9, 2020.

“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, dated November 27, 2017, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Parent, dated May 8, 2020, as may be further amended, modified or supplemented from time to time.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in the introductory paragraph of Article V.

“Parent Equity Awards” means collectively, the stock options, stock appreciation rights, restricted stock units, deferred stock units, performance awards, performance stock or performance share units, stock or share units, phantom stock or other awards relating to Parent Common Stock or other equity of Parent, including any such awards granted under or governed by the Parent Equity Plans.

“Parent Equity Plans” means the CONSOL Energy Inc. Omnibus Performance Incentive Plan, the CONSOL Energy Inc. Deferred Compensation Plan for Non-Employee Directors and any other plans or arrangements of Parent providing for or governing the grant, exercise or settlement of awards of Parent Common Stock or cash settlement of awards valued, in whole or in part, by reference to Parent Common Stock, or otherwise relating thereto.

“Parent Environmental Permits” has the meaning set forth in Section 5.13(a).

“Parent Expense Reimbursement” has the meaning set forth in Section 8.3(a).

“Parent Material Adverse Effect” has the meaning set forth in Section 5.1(a).

“Parent Material Contract” means any Contract (whether written or oral) that would be required to be filed with the SEC by Parent as an exhibit under Item 601(b)(10) of Regulation S-K.

“Parent Organizational Documents” means the Parent Bylaws and Parent Charter, together.

“Parent Permits” means all Permits necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, including all Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations.”

“Parent Preferred Stock” means the preferred stock, par value $0.01 per share, of Parent.

“Parent SEC Documents” has the meaning set forth in Section 5.5(a).

“Parent Shares” means shares of Parent Common Stock.

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stockholder Approval” has the meaning set forth in Section 5.3(c).

“Parent Stockholder Meeting” has the meaning set forth in the Recitals.

“Parent Stockholders” means the holders of the outstanding Parent Shares as of (i) the date hereof or (ii) the record date determined by the Parent Board for the Parent Stockholder Meeting, as the context requires.

“Parent Title IV Plans” has the meaning set forth in Section 5.12(a).

“Partnership” has the meaning set forth in the Preamble.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 28, 2017, as may be amended, modified or supplemented from time to time.

“Partnership Benefit Plan” means any Benefit Plan maintained, sponsored or administered by the General Partner, the Partnership or any of their respective Subsidiaries for the benefit of the Partnership Service Providers, other than any statutory plan, program or arrangement that is required by applicable Laws, other than the Laws of the United States, and maintained by any Governmental Authority. For the avoidance of doubt, no Parent Benefit Plan is a Partnership Benefit Plan.

“Partnership Credit Facility” means that certain Affiliated Company Credit Agreement, dated as of November 28, 2017, by and among the Partnership, the guarantors party thereto, the lenders party thereto, Parent, as administrative agent, and PNC Bank, National Association, as collateral agent, as amended by that certain Amendment No. 1 to Affiliated Company Credit Agreement, dated as of March 28, 2019, and that certain Amendment No. 2 to Affiliated Company Credit Agreement, dated as of June 5, 2020, as it may be further amended, modified or supplemented from time to time.

“Partnership Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article IV.

“Partnership Environmental Permits” has the meaning set forth in Section 4.14(a).

“Partnership Expense Reimbursement” has the meaning set forth in Section 8.3(b).

“Partnership Interest” has the meaning set forth in the Partnership Agreement.

“Partnership Long-Term Incentive Plans” means the CNX Coal Resources LP 2015 Long-Term Incentive Plan, including any amendment and/or amendment and restatement thereof, and any other plans or arrangements of the Partnership or the General Partner providing for the grant of awards of Common Units or cash settled awards valued, in whole or in part, by reference to Common Units, or otherwise relating thereto.

“Partnership LTIP Awards” means, collectively, the Partnership Phantom Units and any other awards issued under a Partnership Long-Term Incentive Plan.

“Partnership LTIP Reserve” has the meaning set forth in Section 3.6(b).

“Partnership Material Adverse Effect” has the meaning set forth in Section 4.1(a).

“Partnership Material Contract” means any Contract (whether written or oral) that would be required to be filed with the SEC by the Partnership as an exhibit under Item 601(b)(10) of Regulation S-K.

“Partnership Permits” means all Permits necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, including all Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations.

“Partnership Phantom Unit” means a phantom unit relating to a Common Unit issued under a Partnership Long-Term Incentive Plan.

“Partnership SEC Documents” has the meaning set forth in Section 4.5(a).

“Partnership Service Providers” means all of the employees, individual consultants and individual independent contractors that perform services for or on behalf of the Partnership and its Subsidiaries.

“Partnership Unaffiliated Unitholders” means holders of Common Units other than Parent, the General Partner and their respective Affiliates.

“Partnership Unitholders” means holders of Common Units.

“PBGC” has the meaning set forth in Section 5.12(a).

“Permits” means all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Proceeding” means any claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative, arbitral or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Public Common Unit” has the meaning set forth in Section 3.1(a).

“Registration Statement” has the meaning set forth in Section 4.9.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substances into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, or groundwater.

“Representatives” has the meaning set forth in Section 4.19.

“Requisite Partnership Approval” has the meaning set forth in Section 4.3(a).

“Restraints” has the meaning set forth in Section 7.1(c).

“Rights” means, with respect to any Person, (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell, or to cause the issuance, transfer or sale of, any partnership or other equity interest in such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (ii) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire, or to cause the repurchase, redemption or other acquisition of, any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this definition.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.5(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 4.1(c).

“Sole Member” has the meaning set forth in the Recitals.

“Sole Member Consent” has the meaning set forth in the Recitals.

“Subsidiary” when used with respect to any Person, means any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or in the case of a partnership, more than 50% of the general partner interests, or in the case of a limited liability company, more than 50% of the ownership interests in the managing member) are, as of such date, owned by such Person or one or more Subsidiaries of such Person; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, the Partnership and its Subsidiaries shall not be considered Subsidiaries of Parent.

“Support Agreement” has the meaning set forth in the Recitals.

“Surety Bonds” has the meaning set forth in Section 4.8(e).

“Surviving Entity” has the meaning set forth in Section 2.2.

“Takeover Laws” has the meaning set forth in Section 4.3(a).

“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto, whether disputed or not.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Transaction Documents” means, collectively, this Agreement and the Support Agreement, including all exhibits, annexes and schedules thereto.

“Unit Majority” has the meaning set forth in the Partnership Agreement.

“Willful Breach” has the meaning set forth in Section 8.2.

“Written Consent” means the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the written consent of Parent, as the holder of a number of Common Units constituting a Unit Majority, without a meeting in accordance with Section 13.11 and Section 14.3 of the Partnership Agreement.

Section 1.2 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”;

(g) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h) all references to prices, values or monetary amounts refer to United States dollars;

(i) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(j) this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson of this Agreement and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(k) each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the parties and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of such prior drafts;

(l) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(m) any references herein to a particular Section, Article or Schedule means a Section or Article of, or Schedule to, this Agreement unless otherwise expressly stated herein;

(n) the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(o) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(p) all references to days mean calendar days unless otherwise provided; and

(q) except as otherwise noted, all references to time mean Pittsburgh, Pennsylvania time.

ARTICLE II

THE MERGER

Section 2.1 Contribution of Parent Shares. Prior to the Effective Time, and in the order set forth below:

(a) Parent shall contribute and assign to Holdings a number of Parent Shares necessary to pay the Merger Consideration and Holdings shall accept such Parent Shares.

(b) Holdings shall contribute and assign to Merger Sub a number of Parent Shares necessary to pay the Merger Consideration and Merger Sub shall accept such Parent Shares.

Section 2.2 The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the Partnership as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 2.3 Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main St., Suite 3700, Houston, Texas 77002 at 10:00 A.M., Houston, Texas time, on the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and at such later date and time as the Partnership and Parent shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.4 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties hereto will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the DRULPA and the DLLCA (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and the DLLCA.

Section 2.6 Organizational Documents of the Surviving Entity. At the Effective Time, (i) the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Laws and (ii) the Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity, from and after the Effective Time until duly amended in accordance with the terms thereof and applicable Laws. The name of the Surviving Entity shall be “CONSOL Coal Resources LP.”

Section 2.7 Admission as Partner. At the Effective Time, (a) Parent shall continue as a Limited Partner of the Partnership and hold approximately 60.7% of the limited partner interests in the Partnership, (b) by virtue of the Merger, notwithstanding anything to the contrary in the Partnership Agreement, Holdings shall be admitted as a Limited Partner of the Partnership pursuant to Section 3.1(b) and hold approximately 39.3% of the limited partner interests in the Partnership, (c) the General Partner shall continue as the sole general partner of the Partnership and hold a non-economic general partner interest in the Partnership and (d) the Partnership (as the Surviving Entity) shall continue without dissolution.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Holdings, Merger Sub, the Partnership, the General Partner or any holder of Parent securities or Partnership securities:

(a) Conversion of Common Units. Subject to Section 3.1(c), Section 3.3(d) and Section 3.5, each Common Unit (other than Common Units owned by Parent and its Subsidiaries immediately prior to the Effective Time) (each, a “Public Common Unit”) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive 0.73 Parent Shares (the “Merger Consideration” and such ratio, the “Exchange Ratio”), subject to adjustment in accordance with Section 3.5, which Parent Shares will be duly authorized, validly issued, fully paid and non-assessable in accordance with applicable Laws.

(b) Equity of Merger Sub. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of Common Units of the Surviving Entity equal to the number of Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a), and Holdings (as the sole member of Merger Sub prior to the Effective Time) shall be admitted as a Limited Partner of the Partnership (as the Surviving Entity) in accordance with Section 2.7.

(c) Treatment of Partnership Owned Units and Parent Owned Partnership Interests.

(i) Any Partnership Interests that are owned immediately prior to the Effective Time by the Partnership or any Subsidiary of the Partnership shall be automatically canceled at the Effective Time and shall cease to exist. No consideration will be delivered in exchange for such canceled Partnership Interests.

(ii) Any Partnership Interests that are owned immediately prior to the Effective Time by Parent or any Subsidiary of Parent (excluding the General Partner Interest (discussed in clause (iii) below) and the Incentive Distribution Rights (discussed in clause (iv) below) shall not be canceled, shall not be converted into the Merger Consideration and shall remain outstanding as Partnership Interests in the Surviving Entity.

(iii) The General Partner Interest issued and outstanding as of immediately prior to the Effective Time shall, at the Effective Time, be converted into a non-economic general partner interest in the Surviving Entity, and the General Partner shall continue as the sole general partner of the Surviving Entity.

(iv) The Incentive Distribution Rights shall, immediately prior to the Effective Time, be cancelled, eliminated and cease to exist and the holder of such cancelled Incentive Distribution Rights shall automatically cease to have any rights with respect thereto.

(d) Books and Records of the Partnership. The books and records of the Partnership shall be revised to reflect (i) the conversion and cancellation of all Public Common Units in accordance with Section 3.1 and Section 3.2, (ii) the conversion of the limited liability company interests in Merger Sub in accordance with Section 3.1(b), (iii) the cancellation and extinguishment of any Partnership Interests that are owned by the Partnership or any Subsidiary of the Partnership in accordance with Section 3.1(c)(i), and (iv) the cancellation of the Incentive Distribution Rights in accordance with Section 3.1(c)(iv).

Section 3.2 Rights as Partnership Unitholders; Common Unit Transfers. All Public Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) will cease to be Outstanding (as such term is defined in the Partnership Agreement) and will automatically be canceled and will cease to exist when converted into the right to receive the Merger Consideration as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate that immediately prior to the Effective Time represented Public Common Units (a “Certificate”) and each holder of non-certificated Public Common Units represented by book-entry immediately prior to the Effective Time (“Book-Entry Units”) will cease to have any rights with respect thereto or thereunder, except the right to receive (a) the Merger Consideration, (b) any dividend or distribution in accordance with Section 3.3(c), in each case to be issued or paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Units in accordance with Section 3.3, and (c) any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time. At the Effective Time, the transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the transfer books of the Partnership with respect to Common Units.

Section 3.3 Exchange of Certificates and Book-Entry Units.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint Computershare Trust Company, N.A. to act as exchange and payment agent hereunder for the purpose of receiving elections and exchanging Public Common Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will, on behalf of Merger Sub, deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Public Common Units, for exchange in accordance with this Article III, through the Exchange Agent, Parent Shares as required by this Article III. Parent agrees to make available, or cause to be made available, to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends or other distributions pursuant to Section 3.3(c), without interest. Any dividends or other distributions with respect to Parent Shares pursuant to Section 3.3(c) and the Parent Shares for payment of the Merger Consideration deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Partnership, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Section 3.3(b) and Section 3.3(c), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Public Common Units as of the Effective Time (i) a letter of transmittal (specifying that in respect of certificated Public Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Public Common Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Public Common Units immediately prior to the Effective Time will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (subject to any applicable withholding Tax)

(A) Parent Shares representing, in the aggregate, the whole number of Parent Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Public Common Units then held by such holder) and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including dividends or other distributions pursuant to Section 3.3(c), if any. No interest will be paid or accrued on any dividends or other distributions payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Public Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration payable in respect of such Public Common Units may be paid to a transferee if the Certificate representing such Public Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Public Common Units, accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Public Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until all such required documentation has been delivered and Certificates, if any, have been surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such delivery and surrender, and any cash or dividends or other distributions to which such holder is entitled pursuant to Section 3.3(c).

(c) Distributions with Respect to Unexchanged Public Common Units. No dividends or other distributions with respect to Parent Shares issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until such Certificates or Book-Entry Units are surrendered as provided in this Section 3.3. Following such surrender, subject to the effect of escheat, Tax or other applicable Laws, there shall be paid, without interest, to the record holder of the Parent Shares issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such Parent Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends and other distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(d) No Fractional Parent Shares. No certificates or scrip for Parent Shares representing fractional Parent Shares or book entry credit of the same will be issued upon the surrender of Public Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Shares. Notwithstanding any other provision of this Agreement, in lieu of receiving any fraction of a Parent Share, all fractions of Parent Shares to which a holder of Public Common Units converted into the right to receive the Merger Consideration in the Merger would otherwise have been entitled shall be aggregated and the resulting fraction of a Parent Share will be rounded up to a whole Parent Share.

(e) No Further Rights in Public Common Units. The Merger Consideration issued upon conversion of a Public Common Unit in accordance with the terms hereof will be deemed to have been issued and/or paid in full satisfaction of all rights pertaining to such Public Common Unit (other than any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of this Agreement and the Partnership Agreement and which remains unpaid at the Effective Time).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Public Common Units on the one-year anniversary of the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Public Common Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration payable in respect of such Public Common Units or any dividends or other distributions with respect to Parent Shares to which they are entitled pursuant to Section 3.1 or Section 3.3(c), respectively, in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Public Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing, after the date that is the one-year anniversary of the Effective Time, any amounts remaining unclaimed by holders of Public Common Units will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto hereunder or under abandoned property, escheat or similar Laws. Notwithstanding anything in this Agreement to the contrary, none of Parent, Holdings, the Partnership, Merger Sub, the Surviving Entity, the General Partner, the Exchange Agent, or any other Person shall be liable to any former holder of Public Common Units for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate and affidavit the Merger Consideration payable in respect of Public Common Units represented by such Certificate as contemplated by this Article III and pay any dividends and other distributions pursuant to Section 3.3(c).

(h) Withholding Taxes. Each of Parent, Holdings, Merger Sub, the Surviving Entity and the Exchange Agent, as applicable, are entitled to deduct and withhold from any amounts, including the Merger Consideration, payable pursuant to this Agreement to any Person such amounts as Parent, Holdings, Merger Sub, the Surviving Entity or the Exchange Agent, as applicable, reasonably deems it is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. Such deduction and withholding may be taken in securities, in which case Parent, Holdings, Merger Sub, the Surviving Entity or the Exchange Agent, as applicable, shall be treated as having sold such securities for an amount of cash equal to the fair market value of such securities at the time of such deemed sale. To the extent that deducted and withheld amounts (including deemed proceeds from the deemed sale of securities) are paid over to the appropriate Governmental Authority, such amounts (including securities) will be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of whom such deduction and withholding was made.

(i) Book Entry Shares. All Parent Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

Section 3.4 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.5 Anti-Dilution Provisions. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the number of outstanding Common Units or Parent Shares shall have been changed into a different number of units or shares or a different class or series by reason of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of Common Units or Parent Shares, as applicable, then the Merger Consideration, the Exchange Ratio and any other similar dependent item, as applicable, will be correspondingly adjusted to provide to the holders of Public Common Units the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.

Section 3.6 Treatment of Awards. Prior to the Effective Time, Parent, the General Partner and the Partnership shall take all action as may be necessary or required in accordance with applicable Law and each Partnership Long-Term Incentive Plan and Parent Equity Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 3.6 as follows:

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Partnership LTIP Award, whether or not vested, that is outstanding immediately prior to the Effective Time, shall become fully vested and shall be automatically converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). From and after the Effective Time, the former holder of any Partnership LTIP Award shall only be entitled to receive the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights) in respect of each Common Unit subject to such canceled Partnership LTIP Award.

(b) As of the Effective Time, unless otherwise determined by the Parent Board, Parent shall assume the outstanding unused unit reserve (the “Partnership LTIP Reserve”) under the Partnership Long-Term Incentive Plans for the purpose of making future grants relating to Parent Shares to applicable employees and other service providers of Parent and its Subsidiaries, which Partnership LTIP Reserve shall (i) be adjusted as reasonably determined by the Parent Board or a committee thereof to give effect to the transactions contemplated by this Agreement, and (ii) be added to the Parent Equity Plans in such manner as determined by the Parent Board or a committee thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER

Except as disclosed in (a) the Partnership SEC Documents filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”) prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Partnership Material Adverse Effect), each of the Partnership and the General Partner, jointly and severally, represent and warrant to Parent, Holdings and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of the Partnership, the General Partner and their respective Subsidiaries is a legal entity duly incorporated, formed or organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite corporate, limited liability company, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”).

(b) Each of the Partnership and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Partnership Disclosure Schedule, all of the outstanding shares of capital stock, limited liability company interests, partnership interests or other equity interests in, each material Subsidiary of the Partnership that are owned directly or indirectly by the Partnership have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited liability company or limited partnership, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such voting or transfer restrictions as set forth in the Organizational Documents of such Subsidiary and for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” Laws of the various states of the United States) (collectively, “Liens”).

(d) The Partnership has made available to Parent correct and complete copies of its Organizational Documents and correct and complete copies of the Organizational Documents of each of its material Subsidiaries, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect and the Partnership and each of its material Subsidiaries is not in violation of any of their provisions in any material respect.

Section 4.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Common Units, the Incentive Distribution Rights and the General Partner Interest. As of October 20, 2020, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 27,690,251 Common Units, (ii) the Incentive Distribution Rights and (iii) the General Partner Interest. The Partnership has reserved 2,300,000 Common Units for issuance pursuant to the Partnership Long-Term Incentive Plans, of which, as of October 20, 2020, 33,705 Common Units are subject to outstanding Partnership LTIP Awards, and 1,460,159 Common Units are available for issuance in connection with future grants of awards under the Partnership Long-Term Incentive Plans. From October 20, 2020 until the date of this Agreement, no additional limited partner interests or general partner interests have been issued, other than Common Units issued in connection with or pursuant to the Partnership Long-Term Incentive Plans. The General Partner is the sole general partner of the Partnership and owns the General Partner Interest free and clear of any Lien, and the General Partner Interest has been duly authorized and validly issued in accordance with the Organizational Documents of the Partnership. Parent owns all of the Incentive Distribution Rights free and clear of any Lien. All outstanding equity interests of the Partnership (excluding the General Partner Interest) are, and all Common Units issuable pursuant to the Partnership LTIP Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement).

(b) As of the date of this Agreement, except pursuant to this Agreement or as set forth on Section 4.2(b) of the Partnership Disclosure Schedule or in the Partnership Agreement, (1) there are no equity securities of the Partnership issued or authorized and reserved for issuance, (2) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its Subsidiaries to issue, transfer or sell any Partnership Interest or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such Partnership Interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities and (3) there are no contractual obligations of the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Partnership Interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (2) of this sentence.

(c) Neither the Partnership nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into, exchangeable for or exercisable for securities having the right to vote) with the holders of Common Units or any other equity interest on any matter.

(d) Other than the Support Agreement and as set forth in Section 4.2(d) of the Partnership Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

Section 4.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the Partnership and the General Partner has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject only to approval of this Agreement by the affirmative vote or consent of the holders of a Unit Majority (the “Requisite Partnership Approval”). The Requisite Partnership Approval is the only approval of the holders of units representing limited partner interests of the Partnership that is necessary under applicable Law and the Partnership Agreement to adopt, approve and authorize this Agreement that has not been obtained as of the date of this Agreement. The execution, delivery and performance by each of the Partnership and the General Partner of the Transaction Documents, and the consummation of the transactions contemplated by this Agreement, have been, as applicable, duly authorized by the GP Board, approved by each of the Conflicts Committee and the GP Board and consented to by the Sole Member and no other entity action on the part of the Partnership, the General Partner or the Sole Member is necessary to authorize the execution, delivery and performance by the Partnership and the General Partner of the Transaction Documents and, except for obtaining the Requisite Partnership Approval, the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity) (collectively, the “Enforceability Exceptions”). The GP Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price,” “control share” or similar Law (collectively, “Takeover Laws”) and any takeover provision of the Partnership Agreement applicable to the Partnership, the General Partner or any of their respective Subsidiaries do not, and will not, apply to this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger.

(b) Neither the execution and delivery of this Agreement by the Partnership or the General Partner nor the consummation by the Partnership and the General Partner of the transactions contemplated by this Agreement, nor compliance by the Partnership and the General Partner with any of the terms or provisions of this Agreement, will (i) assuming the Requisite Partnership Approval and the authorizations, consents and approvals referred to in Section 4.3(e) and (f) are obtained, contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Partnership Agreement, the General Partner Company Agreement or any of the Organizational Documents of the Partnership’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 4.3(e) and (f) and Section 4.4 and the Requisite Partnership Approval are obtained, the amendments, restatements, amendments and restatements, replacements, terminations, waivers, consents and/or other modifications, referred to in Section 4.3(b) of the Partnership Disclosure Schedule are effective on or prior to the Closing Date, and the filings referred to in Section 4.4 are made, (A) contravene, violate or conflict with any Law, judgment, writ or injunction of any Governmental Authority applicable to the Partnership or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Partnership or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Partnership Permit to which the Partnership or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Partnership or any of its Subsidiaries, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Except for the Sole Member Consent and approval by the GP Board, each of which was obtained prior to the execution of this Agreement, the Requisite Partnership Approval is the only vote or approval of the holders of any class or series of Partnership Interests that is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

(d) The Conflicts Committee, by unanimous vote, in good faith, has, among other things, (i) determined that the Merger, including this Agreement and the transactions contemplated hereby, are in the best interests of the Partnership and the Partnership Unaffiliated Unitholders, (ii) approved the Merger, including this Agreement and the transactions contemplated hereby (the foregoing constituting “Special Approval” as defined in the Partnership Agreement), (iii) resolved to recommend to the GP Board the approval of the Merger, including this Agreement and the transactions contemplated hereby, and (iv) resolved to recommend to the GP Board that the GP Board recommend the approval of the Merger, including this Agreement and the transactions contemplated hereby, to the Limited Partners.

(e) The GP Board (acting, in part, based upon the receipt of such approval and recommendation of the Conflicts Committee), by unanimous vote, in good faith, has, among other things, (i) determined that the forms, terms and provisions of this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and the holders of Common Units, (ii) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement and (iii) directed that the adoption of this Agreement and the approval of the Merger be submitted to a vote of the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

(f) Pursuant to Section 7.4(b)(v) of the General Partner Company Agreement and in accordance with Section 3.6 of the General Partner Company Agreement, the GP Board has obtained the Sole Member Consent, pursuant to which the Sole Member has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Sole Member and the General Partner and (ii) approved the execution, delivery and performance of the Transaction Documents and the transactions contemplated hereby, including the Merger, by the General Partner.

Section 4.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act, including the filing with the SEC of the Registration Statement and the consent solicitation statement/proxy statement constituting a part thereof relating to the Requisite Partnership Approval (the “Consent Solicitation Statement/Proxy Statement”), and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Partnership Material Adverse Effect.

Section 4.5 Partnership SEC Documents; Undisclosed Liabilities; Internal Controls.

(a) The Partnership and its Subsidiaries have filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by them with the SEC since December 31, 2018 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). The Partnership SEC Documents, as of their respective effective dates (in the case of Partnership SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Partnership SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Partnership SEC Documents, and none of the Partnership SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Partnership SEC Documents. To the knowledge of the Partnership, none of the Partnership SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of the Partnership included in the Partnership SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Partnership and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ capital for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Partnership and its consolidated Subsidiaries, taken as a whole).

(c) Except (i) as reflected or otherwise reserved against on the balance sheet of the Partnership and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Partnership SEC Documents filed by the Partnership and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) for liabilities and obligations set forth in Section 4.5(c) of the Partnership Disclosure Schedule and (iv) for liabilities and other obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither the Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of the Partnership prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d) No Subsidiary of the Partnership is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act.

(e) The General Partner has established and maintains adequate internal control over financial reporting and disclosure controls and procedures for the Partnership sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that ensure that all material information required to be disclosed by the Partnership in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. The General Partner has disclosed, based on its most recent evaluation, to the Partnership’s auditors and the Conflicts Committee (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial information and have identified for the Partnership’s auditors and the Conflicts Committee any material weakness in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting.

(f) Since December 31, 2018, the principal executive officer and principal financial officer of the General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of the General Partner or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Partnership SEC Document filed with the SEC prior to the date of this Agreement, the General Partner has no knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 4.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date, except for this Agreement and the transactions contemplated hereby, the Partnership and its Subsidiaries have carried on and operated their respective businesses in the ordinary course of business.

Section 4.7 Legal Proceedings. There are no Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to the Partnership or any of its Subsidiaries or Proceedings pending or, to the knowledge of the Partnership, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against the Partnership or any of its Subsidiaries, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. This Section 4.7 shall not apply to any Proceedings against the Partnership or any of its Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.8 Compliance With Laws.

(a) The Partnership and its Subsidiaries are, and since the later of December 31, 2018 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, tariff, ordinance, rule, regulation, judgment, order, injunction, stipulation, determination, award or decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Without limiting the generality of Section 4.8(a), none of the General Partner, the Partnership, the Partnership’s Subsidiaries, or, to the knowledge of the General Partner or the Partnership, any consultant, agent or Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, or any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has, to the knowledge of the Partnership, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person; and (iii) to the knowledge of the Partnership, is being (or has been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The Partnership and its Subsidiaries hold all Partnership Permits and all such Partnership Permits are in full force and effect, except where the failure to hold such Partnership Permits or the failure of such Partnership Permits to be in full force and effect, would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and its Subsidiaries are not, and since December 31, 2018 have not been, in violation or breach of, or default under, any Partnership Permit, except where such violation, breach or default has not had or would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of the Partnership and its Subsidiaries and the state of reclamation with respect to each of the Partnership Permits is “current” or in “deferred status” (as approved by the applicable Governmental Authority) with respect to the reclamation obligations required by such Partnership Permits and otherwise are in compliance with such Partnership Permits and all applicable mining, reclamation and other similar Laws, except where noncompliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(e) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have posted all deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) (collectively, the “Surety Bonds”) required to be posted in connection with their operations and pursuant to the Partnership Permits. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries are in compliance with all of such Surety Bonds.

Section 4.9 Information Supplied. Subject to the accuracy of the representations and warranties of Parent, Holdings and Merger Sub set forth in Section 5.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership or the General Partner specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Consent Solicitation Statement/Proxy Statement will, on the date it is first mailed to the Limited Partners and the Parent Stockholders, and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Consent Solicitation Statement/Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, neither the General Partner nor the Partnership make any representation or warranty with respect to information supplied by or on behalf of Parent, Holdings or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect: (a) all Tax Returns that were required to be filed by or with respect to the Partnership or any of its Subsidiaries have been duly and timely filed or caused to be timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (b) all Taxes owed by the Partnership or any of its Subsidiaries that are or have become due have been timely paid or caused to be timely paid in full or an adequate reserve for the payment of such Taxes has been established in their books and records, (c) there are no Liens on any of the assets of the Partnership or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes on any of such assets, (d) there is no claim against the Partnership or any of its Subsidiaries for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened in writing with respect to any Taxes or Tax Returns of or with respect to the Partnership or any of its Subsidiaries, (e) each of the Partnership and any of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (f) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such (or properly treated as disregarded as separate from its owner for U.S. federal income tax purposes) since its formation, and (g) at least 90% of the gross income of the Partnership for each taxable year since its formation through and including the current taxable year has been treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 4.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the date of this Agreement, neither the Partnership nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Partnership Material Contract.

(b) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Material Contract is legal, valid and binding on and enforceable against the Partnership and its Subsidiaries, as applicable, except as such enforcement may be limited by the Enforceability Exceptions, and is in full force and effect, (ii) the Partnership and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Partnership Material Contract, (iii) neither the Partnership nor any of its Subsidiaries has received notice of or knows of, the existence of any event or condition that constitutes, or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the Partnership or any of its Subsidiaries or permit termination, modification or acceleration, under any such Partnership Material Contract and (iv) as of the date of this Agreement no other party to any Partnership Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, or permit termination, modification or acceleration under any Partnership Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Partnership Material Contract.

Section 4.12 Partnership Benefit Plans; Employee Matters.

(a) Each Partnership Benefit Plan has been established, maintained and administered in compliance with its terms and with applicable Laws, including ERISA and the Code, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Partnership Material Adverse Effect, no Partnership Benefit Plan is or has been within the past six years a (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b) Each Partnership Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the Internal Revenue Service, and, to the knowledge of the Partnership, no event has occurred that could reasonably be expected to cause the loss of any such qualification, except where such loss of qualification, individually or in the aggregate, would not have a Partnership Material Adverse Effect.

(c) Except as would not reasonably be expected to have a Partnership Material Adverse Effect, no Proceeding, including any audit or investigation by any Governmental Authority, is pending or, to the knowledge of the Partnership, threatened with respect to any Partnership Benefit Plan (other than routine claims for benefits and non-material appeals of such claims).

(d) Neither the Partnership nor its Subsidiaries is, nor at any time has such entity been, bound by or a party to any collective bargaining agreement or similar contract with any labor union or organization. Neither the Partnership nor its Subsidiaries is currently engaged in any negotiation with any labor union or organization and, to the knowledge of the Partnership, there is no union representation question or certification petition pending before the National Labor

Relations Board or any other similar Governmental Authority relating to the Partnership or its Subsidiaries. Except as has not had and would not reasonably be expected to have a Partnership Material Adverse Effect, (i) no organized work stoppage, labor strike, labor dispute, lockout or slowdown against the Partnership is pending or, to the knowledge of the Partnership, threatened against or involving the Partnership or its Subsidiaries; and (ii) neither the Partnership nor its Subsidiaries has received written notice of any unfair labor practice complaint and, to the knowledge of the Partnership, no such complaints against the Partnership or such Subsidiaries are pending before the National Labor Relations Board or other similar Governmental Authority.

(e) Except as expressly contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with another event, whether contingent or otherwise) will (i) entitle any current or former employee, consultant, director, manager or other service provider to any payment or benefit (or any increased or enhanced payment or benefit) from the General Partner, the Partnership or its Subsidiaries, or (ii) accelerate the vesting, funding or time of payment of any compensation, Partnership LTIP Award or other benefit with respect to any current or former employee, consultant, director, manager or other service provider.

(f) Neither the Partnership nor any of its Subsidiaries employs or engages, or has at any time employed or engaged, any employees, consultants or other individual service providers, and neither the Partnership nor any of its Subsidiaries has extended any offer of employment or service to any employee or other individual service provider that is outstanding as of the date hereof. Neither the Partnership nor any of its Subsidiaries has, within the two years prior to this Agreement, incurred or would reasonably be expected to incur any material liability as a joint employer.

Section 4.13 Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Intrepid Partners, LLC (the “Conflicts Committee Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Partnership Unaffiliated Unitholders.

Section 4.14 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) each of the Partnership and its Subsidiaries is and, since the later of December 31, 2018 and its respective date of incorporation, formation or organization, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Partnership Permits required to be obtained to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted pursuant to applicable Environmental Laws (“Partnership Environmental Permits”);

(b) all Partnership Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed;

(c) there are no Proceedings pending or, to the knowledge of the Partnership, threatened that seek the revocation, cancellation, suspension or adverse modification of any Partnership Environmental Permit;

(d) neither the Partnership nor any of its Subsidiaries has received any written notice, summons, citation or request for information, and there are no Proceedings pending or, to the knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law or relating to a Release of Hazardous Substances;

(e) no Hazardous Substance has been disposed of, Released or transported on, to or from any properties currently or formerly owned, leased or operated by the Partnership or any of its Subsidiaries, or as a result of any operations or activities of the Partnership or any of its Subsidiaries, in violation of any applicable Environmental Law or in a manner that would reasonably be expected to give rise to the Partnership or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws;

(f) neither the Partnership nor any of its Subsidiaries is currently operating or required to be operating any of its properties or assets under any compliance or consent order, decree or agreement issued or entered into under any Environmental Law; and

(g) neither the Partnership nor any of its Subsidiaries has either, expressly or by operation of Law, assumed or undertaken any liability, including any obligation for remedial or corrective action, of any other Person relating to Environmental Laws.

Section 4.15 Property. Each of the Partnership and its Subsidiaries owns and has good title to all of its material owned real property and good title to all of its material owned personal property, and has valid leasehold interests in all of its material leased real properties free and clear of all Liens, in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. All material leases under which the Partnership or any of its Subsidiaries lease any real or personal property are valid and effective against the Partnership or any of its Subsidiaries and, to the knowledge of the Partnership, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by the Partnership or any of its Subsidiaries or, to the knowledge of the Partnership Parties, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by the Partnership or any of its Subsidiaries or, to the knowledge of the Partnership Parties, the counterparties thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

Section 4.16 Brokers and Other Advisors. Except for the Conflicts Committee Financial Advisor, the fees and expenses of which will be paid by the Partnership, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the other transactions contemplated by this Agreement based on arrangements made by or on behalf of the Partnership or any of its Subsidiaries or the Conflicts Committee. The Partnership has made available to Parent a correct and complete copy of the Partnership’s engagement letter with the

Conflicts Committee Financial Advisor, which letter describes all fees payable to the Conflicts Committee Financial Advisor in connection with the transactions contemplated hereby and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Conflicts Committee Financial Advisor, entered into in connection with the transactions contemplated hereby.

Section 4.17 Insurance. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) the businesses and assets of the Partnership and its Subsidiaries are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the coal industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Partnership or any of its Subsidiaries other than in the ordinary course of business.

Section 4.18 Investment Company Act. The Partnership is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 4.19 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or its Subsidiaries with respect to any other information provided to Parent, Holdings or Merger Sub in connection with the Merger or the other transactions contemplated by this Agreement. Each of Parent, Holdings and Merger Sub acknowledges and agrees that, without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Holdings, Merger Sub or any other Person resulting from the distribution to Parent, Holdings or Merger Sub (including their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”)), or Parent’s, Holdings’ or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent, Holdings or Merger Sub in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, HOLDINGS AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents filed with or publicly furnished to the SEC on or after December 31, 2019, and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)), or (b) the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect), Parent, Holdings and Merger Sub, jointly and severally, represent and warrant to the Partnership and the General Partner as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and its Subsidiaries is a legal entity duly incorporated, formed or organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite corporate, limited liability company, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (“Parent Material Adverse Effect”).

(b) Each of Parent and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as set forth on Section 5.1(c) of the Parent Disclosure Schedule, all of the outstanding shares of capital stock, limited liability company interests, partnership interests or other equity interests in, each material Subsidiary of Parent that are owned directly or indirectly by Parent have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited liability company or limited partnership, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and are owned free and clear of all Liens.

(d) Parent has made available to the Partnership correct and complete copies of its Organizational Documents, and correct and complete copies of the Organizational Documents of each of its material Subsidiaries, in each case as amended to the date of this Agreement. All such Organizational Documents are in full force and effect, and Parent and each of its material Subsidiaries is not in violation of any of their provisions in any material respect.

Section 5.2 Capitalization.

(a) The authorized equity interests of Parent consist of (i) 62,500,000 Parent Shares and (ii) 500,000 shares of Parent Preferred Stock. As of October 20, 2020, there were (i) 26,034,686 Parent Shares issued and outstanding (excluding, for the avoidance of doubt, any Parent Shares held in treasury), (ii) no Parent Shares held in treasury and (iii) no shares of Parent Preferred Stock issued and outstanding or held in treasury. Parent has reserved 4,043,269 Parent Shares for issuance pursuant to the Parent Equity Plans, of which, as of October 20, 2020, 1,876,121 Parent Shares are subject to outstanding Parent Equity Awards (with performance-based awards reflected at the target level), and 2,263,819 Parent Shares are available for issuance in connection with future grants of awards under the Parent Equity Plans. From October 20, 2020 until the date of this Agreement, no additional equity interests of Parent have been issued, other than Parent Shares issued in connection with or pursuant to the Parent Equity Plans. All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to the Parent Equity Plans, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of the date of this Agreement, except pursuant to this Agreement, the Parent Equity Plans or grant documents issued thereunder, (i) there are no equity securities of Parent issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent or its Subsidiaries to issue, transfer or sell any equity interest of Parent or any such Subsidiary or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities and (iii) there are no contractual obligations of Parent or its Subsidiaries to repurchase, redeem or otherwise acquire any other equity interest in Parent or its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence. Since December 31, 2019, except pursuant to the Parent Equity Plans, there have been no partnership interests, limited liability company interests, other equity securities, options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments, or contractual obligations of the types described in the foregoing sentence issued or entered into by or on behalf of Parent.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into, exchangeable for or exercisable for securities having the right to vote) with Parent Stockholders or any other equity interest on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

(e) When issued pursuant to the terms of this Agreement, all Parent Shares constituting the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(f) All of the issued and outstanding equity interests of Merger Sub and Holdings and all of the outstanding shares of Holdings are duly authorized, validly issued, fully paid and nonassessable (except, with respect to the limited liability company interests of Merger Sub, as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the DLLCA), and are owned, directly or indirectly, by Parent, in the case of Holdings, and by Holdings, in the case of Merger Sub, and Parent has no obligation to make contributions to Holdings by reason of Parent’s ownership of equity interests in Holdings and Holdings has no obligation to make contributions to Merger Sub by reason of Holdings’ ownership of equity interests in Merger Sub, and Parent has no personal liability for the debts, obligations and liabilities of Holdings, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of Holdings and Holdings has no personal liability for the debts, obligations and liabilities of Merger Sub, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of Merger Sub. Each of Holdings and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby. Except for the obligations and liabilities incurred in connection with its formation, and the transactions contemplated hereby, each of Holdings and Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.3 Authority; Noncontravention; Voting Requirements.

(a) Each of Parent, Holdings and Merger Sub has all necessary entity power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Stockholder Approval in the case of Parent, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Parent, Holdings and Merger Sub of the Transaction Documents and the consummation of the transactions contemplated by this Agreement, have been, as applicable, duly authorized and approved by the Parent Board and the Holdings Board for the Parent and Holdings and for and on behalf of Merger Sub, as applicable, and no other entity action on the part of Parent, Holdings or Merger Sub is necessary to authorize the execution, delivery and performance by Parent, Holdings and Merger Sub of this Agreement and, except for obtaining the Parent Stockholder Approval in the case of Parent, the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent, Holdings and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of Parent, Holdings and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. The Parent Board has taken all necessary action so that any Takeover Laws applicable to Parent or any of its Subsidiaries do not, and will not, apply to this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance.

(b) Neither the execution and delivery of this Agreement by Parent, Holdings and Merger Sub, nor the consummation by Parent, Holdings and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent, Holdings and Merger Sub with any of the terms or provisions of this Agreement, will (i) assuming the Parent Stockholder Approval is obtained, contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Parent Organizational Documents or the Organizational Documents of Holdings, Merger Sub or any of Parent’s other material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 5.4 and the Parent Stockholder Approval are obtained, the amendments, restatements, amendments and restatements, replacements, terminations, waivers, consents and/or other modifications referred to in Section 5.3(b) of the Parent Disclosure Schedule are effective on or prior to the Closing Date, and the filings referred to in Section 5.4 are made, (A) contravene, violate or conflict with any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Parent Permit to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Parent or any of its Subsidiaries, except, in the case of clause (ii) of this sentence, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The affirmative vote of a majority of votes cast at the Parent Stockholder Meeting at which a quorum is present or any adjournment or postponement thereof (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of the capital stock of Parent necessary to approve the Parent Stock Issuance.

(d) The Parent Board, by unanimous vote, (i) determined that the forms, terms and provisions of this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, are in the best interests of Parent and the Parent Stockholders, (ii) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, on the terms and subject to the conditions set forth in this Agreement, (iii) authorized the submittal of a proposal to approve the Parent Stock Issuance to a vote of the Parent Stockholders at the Parent Stockholder Meeting and (iv) resolved to recommend approval of the Parent Stock Issuance by the Parent Stockholders at the Parent Stockholder Meeting.

Section 5.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filing with the SEC of the Registration Statement and the Consent Solicitation Statement/Proxy Statement constituting a part thereof, and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent, Holdings and Merger Sub and the consummation by Parent, Holdings and Merger Sub of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.5 Parent SEC Documents; Undisclosed Liabilities; Internal Controls.

(a) Parent and its Subsidiaries have filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by them with the SEC since December 31, 2018 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries, taken as a whole).

(c) Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) for liabilities and obligations set forth in Section 5.5(c) of the Parent Disclosure Schedule and (iv) for liabilities and other obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent) that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) No Subsidiary of Parent is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act.

(e) Parent has established and maintains adequate internal control over financial reporting and disclosure controls and procedures sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent has disclosed, based on its most recent evaluation, to the Parent’s auditors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and have identified for the Parent’s auditors any material weakness in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting.

(f) Since December 31, 2018, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of Parent or its officers have received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, and except as disclosed in a Parent SEC Document filed with the SEC prior to the date of this Agreement, Parent has no knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 5.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date, except for this Agreement and the transactions contemplated hereby, the Parent and its Subsidiaries have carried on and operated their respective businesses in the ordinary course of business.

Section 5.7 Legal Proceedings. There are no Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to Parent or any of its Subsidiaries or Proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against Parent or any of its Subsidiaries, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. This Section 5.7 shall not apply to any Proceedings against Parent or any of its Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 5.8 Compliance With Laws.

(a) Parent and its Subsidiaries are, and since the later of December 31, 2018 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Without limiting the generality of Section 5.8(a), none of Parent, its Subsidiaries, nor, to the knowledge of Parent, any consultant, agent or Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, or any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has, to the knowledge of Parent, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person; and (iii) to the knowledge of Parent, is being (or has been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent and its Subsidiaries hold all Parent Permits and all such Parent Permits are in full force and effect, except where the failure to hold such Parent Permits or the failure of such Parent Permits to be in full force and effect, would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since December 31, 2018 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default has not had or would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Parent and its Subsidiaries and the state of reclamation with respect to each of the Parent Permits is “current” or in “deferred status” (as approved by the applicable Governmental Authority) with respect to the reclamation obligations required by such Parent Permits and otherwise are in compliance with such Parent Permits and all applicable mining, reclamation and other similar Laws, except where noncompliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have posted all Surety Bonds required to be posted in connection with their operations and pursuant to the Parent Permits. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with all of such Surety Bonds.

Section 5.9 Information Supplied. Subject to the accuracy of the representations and warranties of the Partnership and the General Partner set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent, Holdings or Merger Sub specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the

SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Consent Solicitation Statement/Proxy Statement will, on the date it is first mailed to the Limited Partners and the Parent Stockholders and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Consent Solicitation Statement/Proxy Statement and the Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, none of Parent, Holdings or Merger Sub make any representation or warranty with respect to information supplied by or on behalf of the Partnership or the General Partner for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.10 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (a) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed or caused to be timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (b) all Taxes owed by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or caused to be timely paid in full or an adequate reserve for the payment of such Taxes has been established in their books and records, (c) there are no Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes on any of such assets, (d) there is no claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened in writing with respect to any Taxes or Tax Returns of or with respect to Parent or any of its Subsidiaries and (e) neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement or in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 5.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Parent Material Contract.

(b) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is legal, valid and binding on and enforceable against Parent and its Subsidiaries, as applicable, except as such enforcement may be limited by the Enforceability Exceptions, and is in full force and effect, (ii) Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Parent Material Contract, (iii) neither Parent nor any of its Subsidiaries has received notice of or knows of, the existence of any event or condition that constitutes, or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Parent or any of its Subsidiaries or permit termination, modification or acceleration, under any such Parent Material Contract and (iv) as of the date of this Agreement no other party to any Parent Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

Section 5.12 Parent Benefit Plans; Employee Matters.

(a) Each Parent Benefit Plan has been established, maintained and administered in compliance with its terms and with applicable Laws, including ERISA and the Code, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Benefit Plan is or has been within the past six years a (i) multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (iii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. With respect to each Parent Benefit Plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code (the “Parent Title IV Plans”), except as would not reasonably be expected to have a Parent Material Adverse Effect, (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (C) no such reportable event (as defined in Section 4043 of ERISA) has occurred (other than an event for which notice has been waived), (D) such plan is not in “at risk” status (as defined in Section 303(i)(4) of ERISA), and (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries. Other than the Parent Title IV Plans, no ERISA Affiliate of Parent or any of its Subsidiaries sponsors or contributes to, or has outstanding liability with respect to, an employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code.

(b) Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the Internal Revenue Service, and, to the knowledge of Parent, no event has occurred that could reasonably be expected to cause the loss of any such qualification, except where such loss of qualification, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect, no Proceeding, including any audit or investigation by any Governmental Authority, is pending or, to the knowledge of Parent, threatened with respect to any Parent Benefit Plan (other than routine claims for benefits and non-material appeals of such claims).

(d) Except as would not reasonably be expected to have a Parent Material Adverse effect, no Parent Benefit Plan provides or is obligated to provide welfare benefits to any current or former employee of Parent or any of its Subsidiaries (or dependent thereof) following such employee’s termination of employment, other than as required by Part 6 of Subtitle B of Title I of ERISA.

(e) As of the date hereof, to the knowledge of Parent, there is no union representation question or certification petition pending before the National Labor Relations Board or any other similar Governmental Authority relating to Parent or its Subsidiaries (excluding the Partnership and its Subsidiaries). Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) no organized work stoppage, labor strike, labor dispute, lockout or slowdown against Parent is pending or, to the knowledge of Parent, threatened against or involving Parent or its Subsidiaries (excluding the Partnership and its Subsidiaries); (ii) neither Parent nor its Subsidiaries (excluding the Partnership and its Subsidiaries) has received written notice of any material unfair labor practice complaint and, to the knowledge of Parent, no such complaints against Parent or such Subsidiaries (excluding the Partnership and its Subsidiaries) are pending before the National Labor Relations Board or other similar Governmental Authority; and (iii) There are no outstanding, unsatisfied obligations to reinstate, re-engage, pay compensation to or comply with any recommendation or declaration of any court or any other tribunal in respect of any of the employees, whether past or present, of Parent or any of its Subsidiaries (excluding the Partnership and its Subsidiaries).

(f) Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) the Parent and its Subsidiaries (excluding the Partnership and its Subsidiaries) each have paid all wages, salaries, wage premiums, commissions, bonuses, fees and other compensation which have come due and payable prior to the Closing Date to their respective current and former employees and independent contractors under applicable Law, Contract or company policy; (ii) neither Parent nor any of its Subsidiaries is liable for any fines, Taxes, interest or other penalties for any failure to pay or delinquency in paying such compensation; (iii) no claim with respect to payment of wages, salary, overtime, commissions, bonuses, premiums, fees, or other compensation of any kind has been asserted, or is now pending or, to the Knowledge of the Parent, threatened by or before any Governmental Authority, with respect to current or former employees or independent contractors of the Parent or any of its Subsidiaries (excluding the Partnership and its Subsidiaries), and there is no charge or other proceeding with respect to alleged violation of any collective bargaining requirements or occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of the Parent, threatened with respect to the Parent or any of its Subsidiaries (excluding the Partnership and its Subsidiaries); (iv) no charge or complaint of discrimination in employment or employment practices for any reason, including age, sex, race, religion, national origin, veteran status, or other legally protected category, has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission or other Governmental Authority by current or former employees of Parent or any of its Subsidiaries (excluding the Partnership and its Subsidiaries); (v) to the knowledge of the Parent, neither the Parent nor its Subsidiaries (excluding the Partnership and its Subsidiaries) is subject to any pending material investigation with respect to employment and labor by any Governmental Authority; and (vi) the Parent and each of its Subsidiaries (excluding the Partnership) are and have been in compliance with the Worker Adjustment and Retraining Notification Act of 1988 and any similar applicable Law.

Section 5.13 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries is and, since the later of December 31, 2018 and its respective date of incorporation, formation or organization, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Parent Permits required to be obtained to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted pursuant to applicable Environmental Laws (“Parent Environmental Permits”);

(b) all Parent Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed;

(c) there are no Proceedings pending or, to the knowledge of Parent, threatened that seek the revocation, cancellation, suspension or adverse modification of any Parent Environmental Permit;

(d) neither Parent nor any of its Subsidiaries has received any written notice, summons, citation or request for information, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law or relating to a Release of Hazardous Substances;

(e) no Hazardous Substance has been disposed of, Released or transported on, to or from any properties currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, or as a result of any operations or activities of Parent or any of its Subsidiaries, in violation of any applicable Environmental Law or in a manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws;

(f) neither Parent nor any of its Subsidiaries is currently operating or required to be operating any of its properties or assets under any compliance or consent order, decree or agreement issued or entered into under any Environmental Law; and

(g) neither Parent nor any of its Subsidiaries has either, expressly or by operation of Law, assumed or undertaken any liability, including any obligation for remedial or corrective action, of any other Person relating to Environmental Laws.

Section 5.14 Opinions of Financial Advisors. The Parent Board has received separate opinions of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 5.15 Property. Parent and its Subsidiaries own and have good title to all of their material owned real property and good title to all of their material owned personal property, and have valid leasehold interests in all of their leased real properties free and clear of all Liens, in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All material leases under which Parent or any of its Subsidiaries lease any real or personal property are valid and effective against Parent or any of its Subsidiaries and, to the knowledge of Parent, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries or, to the knowledge of the Parent, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries or the counterparties thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.16 Brokers and Other Advisors. Except for Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.17 Insurance. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) the businesses and assets of the Parent and its Subsidiaries are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the coal industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Partnership or any of its Subsidiaries other than in the ordinary course of business.

Section 5.18 Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 5.19 Ownership of Partnership Interests. Parent and its Subsidiaries, taken together, are the beneficial owners of 16,811,818 Common Units, the Incentive Distribution Rights and the General Partner Interest. As of the date of this Agreement, the Common Units beneficially owned by Parent and its Subsidiaries constitute a Unit Majority.

Section 5.20 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Parent, Holdings, Merger Sub or any other Person makes or has made any express or implied representation or warranty with respect to Parent, Holdings and Merger Sub or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, none of Parent, Holdings or Merger Sub or any other Person will have or be subject to any liability or other obligation to the Partnership or the General Partner or any other Person resulting from the distribution to the Partnership, the General Partner or the Conflicts Committee (including their respective Representatives), or the Partnership’s, the General Partner’s or the Conflicts Committee’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Partnership, the General Partner and the Conflicts Committee in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article V.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1 Preparation of the Registration Statement, the Consent Solicitation Statement/Proxy Statement; Parent Stockholder Meeting.

(a) As promptly as practicable following the date of this Agreement, (i) the Partnership and Parent shall jointly prepare and file with the SEC the Consent Solicitation Statement/Proxy Statement and (ii) the Partnership and Parent shall jointly prepare and Parent shall file with the SEC the Registration Statement, in which the Consent Solicitation Statement/Proxy Statement will be included as a prospectus. The Partnership and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement. Each of the Partnership and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement. Each of the Partnership and Parent shall use its reasonable best efforts to cause the Consent Solicitation Statement/Proxy Statement, which shall include a form of consent that may be executed by Limited Partners, to be mailed to the Parent Stockholders and the Limited Partners as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of the parties shall cooperate and consult with each other in connection with the preparation and filing of the Registration Statement and the Consent Solicitation Statement/Proxy Statement, as applicable, including promptly furnishing to each other in writing upon request any and all information relating to a party or its Affiliates as may be required to be set forth therein, as applicable, under applicable Law. No filing of, or amendment or supplement to, the Registration Statement or the Consent Solicitation Statement/Proxy Statement will be made by a party without providing the other parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to, the Registration Statement or the Consent Solicitation Statement/Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Laws, disseminated to the Limited Partners and the Parent Stockholders. The parties shall notify each other promptly of the receipt of any comments, written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Consent Solicitation Statement/Proxy Statement or the Registration Statement or for additional information, and each party shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Consent Solicitation Statement/Proxy Statement or the Registration Statement or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Registration Statement.

(b) Parent shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting for the purpose of obtaining the Parent Stockholder Approval. Parent shall include in the Consent Solicitation Statement/Proxy Statement Parent’s recommendation, through the Parent Board, that the Parent Stockholders approve the Parent Stock Issuance (collectively, the “Parent Board Recommendation”) and shall use reasonable best efforts to obtain from the Parent Stockholders the Parent Stockholder Approval. Without limiting the generality of the foregoing, unless this Agreement is validly terminated in accordance with Article VIII, Parent’s obligations pursuant to the first sentence of this Section 6.1(b) shall not be affected by the withdrawal or modification by the Parent Board of the Parent Board Recommendation or any other action of the Parent Board with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent may postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) for the absence of a quorum or (iii) to the extent reasonably necessary to ensure that any supplement or amendment to the Consent Solicitation Statement/Proxy Statement that the Parent Board has determined after consultation with outside legal counsel is necessary under applicable Laws is provided to the Parent Stockholders within the minimum amount of time reasonably practicable prior to the Parent Stockholder Meeting; provided, however, that in each case, without the written consent of the Partnership (which shall not be unreasonably withheld, delayed or conditioned), Parent shall not be permitted to postpone or adjourn the Parent Stockholder Meeting for more than 10 Business Days later than the most recently adjourned meeting or to a date after the date that is two Business Days prior to the Outside Date. Parent shall adjourn the Parent Stockholder Meeting at the request of the Partnership (but in no event for more than 30 days from the date the Parent Stockholder Meeting was originally scheduled to convene) (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval or (ii) for the absence of a quorum. Without the prior written consent of the Partnership (which shall not be unreasonably withheld, delayed or conditioned), no matter shall be submitted for action at the Parent Stockholder Meeting except the approval of the Parent Stock Issuance and matters reasonably related thereto.

(c) Unless this Agreement is validly terminated in accordance with Article VIII, Parent shall submit the Parent Stock Issuance for approval at the Parent Stockholder Meeting.

Section 6.2 Conduct of Business.

(a) Except (i) as permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, each of the Partnership and the General Partner shall, and shall cause each of their respective Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice; provided, that this Section 6.2(a)(iv)(A) shall not prohibit the Partnership and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting or arising from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to the Partnership to take commercially reasonable actions outside of the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, if any, (C) use commercially reasonable efforts to keep in full force and effect all material Partnership Permits and all material insurance policies maintained by the Partnership and its Subsidiaries, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Partnership Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Laws or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, the Partnership and the General Partner shall not, and shall not permit any of their respective Subsidiaries to:

(i) amend the Organizational Documents (whether by merger, consolidation, conversion or otherwise) of such entity in any manner that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii) declare, authorize, set aside or pay any distribution payable in cash, equity or property in respect of the Common Units;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of the Partnership or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any equity securities, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests other than issuances of Common Units upon vesting or settlement of Partnership LTIP Awards that are outstanding on the date of this Agreement or otherwise granted in compliance with this Agreement;

(iv) make any acquisition or disposition, directly or indirectly (including by merger, consolidation, acquisition of assets, tender or exchange offer or otherwise), of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets of any other Person, other than acquisitions or dispositions (1) in the ordinary course of business or (2) outside the ordinary course of business the consideration for which does not exceed $10,000,000 in value in the aggregate;

(v) make any loans or advances to any Person (other than (1) to its employees in the ordinary course of business consistent with past practice, (2) loans and advances to the Partnership or any of its Subsidiaries and (3) trade credit granted in the ordinary course of business consistent with past practice);

(vi) split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of such entity’s capital stock or other equity interests;

(vii) adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;

(viii) waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Partnership Material Adverse Effect;

(ix) (1) change its fiscal year or any method of Tax accounting, (2) make, change or revoke any material Tax election (including any entity classification election under Treasury Regulations Section 301.7701-3), (3) settle or compromise any material liability for Taxes or any audit, examination or other legal Proceeding in respect of a material amount of Taxes, (4) file any material amended Tax Return, (5) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, (6) surrender any right to claim a material Tax refund or (7) consent to any extension of waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case, other than in the ordinary course of business and consistent with past practices;

(x) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of the Partnership for any taxable year, or, for the taxable year in which the Closing occurs, the portion of such taxable year ending on the Closing Date, since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(xii) except as required by applicable Law or the terms of any Partnership Benefit Plan existing and in effect on the date of this Agreement or as contemplated by this Agreement, (1) establish, adopt, materially amend or modify, commence participation in or terminate (or commit to establish, adopt, materially amend or modify, commence participation in or terminate) any material Partnership Benefit Plan (or any plan or arrangement that would be a material Partnership Benefit Plan if in effect as of the date of this Agreement), (2) accelerate any material rights or benefits under any Partnership Benefit Plan or (3) grant any Partnership LTIP Awards or other equity awards; or

(xiii) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger (other than the Merger), consolidation, acquisition or disposition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) Except (i) as permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Laws or (iv) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice; provided, that this Section 6.2(b)(iv)(A) shall not prohibit Parent and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting or arising from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to Parent to take commercially reasonable actions outside of the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material Parent Permits and all material insurance policies maintained by the Parent and its Subsidiaries, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Laws or (iv) as consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) amend Parent’s or any of its Subsidiaries’ Organizational Documents (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (a) prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement or (b) adversely affect the terms of the Parent Common Stock in any material respect;

(ii) declare, authorize, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any of Parent’s capital stock;

(iii) merge, consolidate or enter into any other business combination transaction or agreement with any Person in which such other Person is the surviving entity;

(iv) split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of Parent’s capital stock or other equity interests;

(v) issue, sell or reclassify any capital stock of Parent or its Subsidiaries, or grant, issue or reclassify any warrant, option, right, contract, call, or other security or instrument granting the holder thereof the right to acquire capital stock of Parent or its Subsidiaries, in each case other than the issuance or sale, in one or more transactions pursuant to a Parent Equity Plan or a Parent Benefit Plan in the ordinary course of business consistent with past practice;

(vi) adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;

(vii) waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Parent Material Adverse Effect;

(viii) (1) change its fiscal year or any method of Tax accounting, (2) make, change or revoke any material Tax election (including any entity classification election under Treasury Regulations Section 301.7701-3), (3) settle or compromise any material liability for Taxes or any audit, examination or other legal Proceeding in respect of a material amount of Taxes, (4) file any material amended Tax Return, (5) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax, (6) surrender any right to claim a material Tax refund or (7) consent to any extension of waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case, other than in the ordinary course of business and consistent with past practices;

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(x) directly or indirectly purchase, acquire or otherwise become the beneficial owner of (or direct the Partnership to repurchase, redeem or otherwise acquire) any Public Common Units; or

(xi) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger (other than the Merger), consolidation, acquisition or disposition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.3 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, Parent, Holdings and Merger Sub, on the one hand, and the Partnership and the General Partner, on the other hand, shall cooperate with the other and use and shall cause their respective Subsidiaries to use their reasonable best efforts to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date), including, for the avoidance of doubt, in the case of Parent and the General Partner, until the Effective Time or the termination of this Agreement, retaining ownership and voting control over all Common Units, the General Partner Interest and the Incentive Distribution Rights in the Partnership beneficially owned by Parent and the General Partner, as applicable, as of the date of this Agreement or acquired thereafter and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, waivers, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and (iii) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby.

Section 6.4 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. Thereafter, neither Parent nor the Partnership shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by any applicable listing agreement with the NYSE as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that each party and their respective Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Partnership in compliance with this Section 6.4.

Section 6.5 Access to Information. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and such Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives, in each case for the purpose of completing diligence related to the transactions contemplated by this Agreement; provided, that such access shall be provided on a basis that minimizes the disruption to the operations of the requested party and its Representatives. Subject to applicable Laws, from the date of this Agreement until the Effective Time, Parent and the Partnership shall furnish promptly to one another (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of federal, state or foreign Laws (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Authority thereunder), as applicable (other than documents that such party is not permitted to disclose under applicable Laws) (which such furnishing will be deemed to have occurred in the case of any document filed with or furnished to the SEC without further action on the part of the furnishing party), and (ii) all information concerning Parent’s or the Partnership’s business, properties and personnel as the other party may reasonably request, including all information relating to environmental matters, for the purpose of completing the other party’s due diligence. Notwithstanding the foregoing, no party shall have an obligation to provide access to any information the disclosure of which the other party has concluded may jeopardize any privilege available to such party or any of its Affiliates relating to such information or would be in violation of a confidentiality obligation binding on such party or any of its Affiliates.

Section 6.6 Indemnification and Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Laws, Parent shall, and shall cause the Surviving Entity to, (i) indemnify and hold harmless each Indemnified Person against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding, including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Person), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding, and, upon receipt by Parent of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all Indemnified Persons and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Organizational Documents of the Partnership and the General Partner immediately prior to the Effective Time, and ensure that the Organizational Documents of the Partnership and the General Partner or any of their respective successors or assigns, if applicable, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and employees of the Partnership and the General Partner than are presently set forth in such Organizational Documents. Any right of an Indemnified Person pursuant to this Section 6.6(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and their respective heirs and Representatives against Parent, the Partnership and the General Partner and their respective successors and assigns.

(b) The Surviving Entity shall maintain in effect for a period of six years following the Effective Time the Partnership’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided, that the Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 6.6(b) more than an amount per year equal to 300% of current annual premiums paid by the Partnership for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum Amount, the Surviving

Entity shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If the Partnership in its sole discretion elects, then, in lieu of the obligations of the Surviving Entity under this Section 6.6(b), the Partnership may (but shall be under no obligation to), prior to the Effective Time, purchase a prepaid “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided, that in no event shall the cost of such policy exceed six times the Maximum Amount.

(c) The rights of any Indemnified Person under this Section 6.6 shall be in addition to any other rights such Indemnified Person may have under the Parent Organizational Documents, the Organizational Documents of each of the Partnership, the General Partner, the Surviving Entity or any Subsidiary of Parent or the Partnership, any indemnification agreements, or the DLLCA or DRULPA. The provisions of this Section 6.6 shall survive the consummation of the transactions contemplated by this Agreement and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and Representatives. If Parent, the Surviving Entity and/or the General Partner, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity and/or the General Partner shall assume the obligations of Parent, the Surviving Entity and the General Partner set forth in this Section 6.6.

Section 6.7 Fees and Expenses. Except as otherwise provided in Section 8.2 and Section 8.3, all fees and expenses incurred in connection with the transactions contemplated by this Agreement including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated by this Agreement, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Partnership shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Consent Solicitation Statement/Proxy Statement and (b) Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process.

Section 6.8 Section 16 Matters. Prior to the Effective Time, the Partnership shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9 Stock Exchange Listing, Delisting and Deregistration.

(a) Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Parent shall submit a supplemental listing application with the NYSE (the “NYSE Listing Application”) with respect to such Parent Shares in accordance with the requirements of the NYSE. Parent shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). The Partnership shall furnish all information as may be reasonably requested by Parent in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by Parent without providing the Partnership with a reasonable opportunity to review and comment thereon. In addition, Parent agrees to provide the Partnership and its legal counsel with copies of any written comments, and shall inform the Partnership of any oral comments, that Parent or its counsel may receive from time to time from the NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments, and any written or oral responses thereto. The Partnership and its legal counsel shall be given a reasonable opportunity to review any such written responses and Parent shall give due consideration to the additions, deletions or changes suggested thereto by the Partnership and its counsel.

(b) The Partnership will cooperate and use its reasonable best efforts to cause the delisting of Common Units from the NYSE and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

Section 6.10 Conflicts Committee. Prior to the earlier of the Effective Time and the termination of this Agreement, Parent shall not and it shall not permit any of its Subsidiaries to, and it shall not and shall not permit any of its Subsidiaries to take any action intended to cause the General Partner (or the sole member of the General Partner) to, without the consent of a majority of the then existing members of the Conflicts Committee, eliminate the Conflicts Committee, revoke or diminish the authority of the Conflicts Committee or remove or cause the removal of any director of the General Partner who is a member of the Conflicts Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 6.10 shall not apply to the filling, in accordance with the provisions of the General Partner Company Agreement, of any vacancies caused by the resignation, death or incapacity of any such director.

Section 6.11 Performance by the General Partner. Parent will cause the General Partner, the Partnership and their respective Subsidiaries to comply with the provisions of this Agreement and the Support Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by the Partnership and the General Partner and their respective Subsidiaries shall not be deemed to be breaches or violations or failures to perform by Parent of any of the provisions of this Agreement unless such action or inaction was or was not taken, in either case, at the direction of Parent. In no event shall the General Partner or the Partnership have any liability for, or be deemed to breach, violate or fail to perform any of the provisions of this Agreement by reason of, any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives.

Section 6.12 Tax Matters. For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat the Merger as a taxable sale of the Public Common Units to Holdings in exchange for the Merger Consideration. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.

Section 6.13 Takeover Statutes. Parent shall not, and shall cause its Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto. If any Takeover Law shall become applicable to this Agreement, the Merger or the other transactions contemplated hereby or related thereto, Parent, the Parent Board, the General Partner, the GP Board and the Conflicts Committee shall use reasonable best efforts to take such actions so that the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.

Section 6.14 Securityholder Litigation. The Partnership and the General Partner shall give Parent prompt notice and the opportunity to participate in the defense or settlement of any securityholder litigation against the Partnership and the General Partner and/or their directors (as applicable) relating to the transactions contemplated by this Agreement and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the Partnership and the General Partner shall in any event control such defense and/or settlement and shall not be required to provide information if doing so would be reasonably expected to violate the confidentiality obligations of such party or threaten the loss of any attorney-client privilege or other applicable legal privilege.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with the rules of the NYSE.

(b) Written Consent. The Written Consent shall have been obtained in accordance with applicable Law and filed with the minutes of proceedings of the Partnership, and such Written Consent shall have not been amended, modified, withdrawn, terminated or revoked; provided, however, that this Section 7.1(b) shall not imply that the Written Consent is permitted by the Partnership Agreement or applicable Law to be amended, modified or revoked following its execution by holders of the Common Units constituting a Unit Majority.

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Stock Exchange Listing. The Parent Common Stock deliverable to the Limited Partners as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Parent, Holdings and Merger Sub to Effect the Merger. The obligations of Parent, Holdings and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Partnership and the General Partner contained in Section 4.1, Section 4.3(a) and Section 4.6 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Partnership and the General Partner contained in Section 4.2(a) and Section 4.2(c) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Partnership and the General Partner set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 4.5 and Section 4.9) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.

(b) Performance of Obligations of the Partnership and the General Partner. Each of the Partnership and the General Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Partnership and the General Partner by an executive officer of the General Partner to such effect.

Section 7.3 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent contained in Section 5.1, Section 5.3(a) and Section 5.6 shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 5.2(a) and (e) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual representation or warranty, other than in Section 5.5 and Section 5.9) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent, Holdings and Merger Sub. Each of Parent, Holdings and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.4 Frustration of Closing Conditions.

(a) Neither the Partnership nor the General Partner may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of either such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

(b) None of Parent, Holdings or Merger Sub may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of any such party to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by it prior to the Closing.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of Parent and the Partnership duly authorized by the Parent Board and the Conflicts Committee, respectively (whether before or after the Written Consent shall have been obtained);

(b) by either of the Parent or the Partnership:

(i) if the Closing shall not have been consummated on or before April 22, 2021, whether such date is before or after the Parent Stockholder Approval and/or the Written Consent shall have been obtained (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available (A) to Parent or the Partnership if the inability to satisfy such condition was due to the failure of, in the case of Parent, Parent, Holdings or Merger Sub, or, in the case of the Partnership, the Partnership or the General Partner, to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing or (B) to Parent or the Partnership if, in the case of Parent, the Partnership or the General Partner, or, in the case of the Partnership, Parent, Holdings or Merger Sub, has filed (and is then pursuing) an action seeking specific performance as permitted by Section 9.9;

(ii) if any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable (whether before or after the Parent Stockholder Approval and/or the Written Consent shall have been obtained); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to Parent or the Partnership if such Restraint was due to the failure of, in the case of Parent, Parent, Holdings or Merger Sub, or, in the case of the Partnership, the Partnership or the General Partner, to perform any of its obligations under this Agreement; or

(iii) if the Parent Stockholder Meeting shall have concluded and the Parent Stockholder Approval shall have not been obtained.

(c) by Parent if the Partnership or the General Partner shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Partnership or the General Partner set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a)(i) or Section 7.2(b) and (B) is incapable of being cured, or is not cured, by the Partnership or the General Partner within 30 days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent, Holdings or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by the Partnership (which termination may be effected for the Partnership by the Conflicts Committee without the consent, authorization or approval of the GP Board) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a)(i) or Section 7.3(b) and (B) is incapable of being cured, or is not cured, by Parent within 30 days following receipt of written notice from the Partnership of such breach or failure; provided, that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Partnership or the General Partner is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in the last sentence of Section 6.5, the provisions in Section 6.7, this Section 8.2, Section 8.3 and Article IX, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 8.2, there shall be no liability on the part of any of Parent, Holdings, Merger Sub, the Partnership and the General Partner or their respective Representatives, directors, officers and Affiliates; provided, however, that no such termination shall relieve any party hereto from (a) its obligation to pay the Parent Expense Reimbursement or the Partnership Expense Reimbursement, as applicable, if, as and when required pursuant to Section 8.3, (b) any liability for any failure to consummate the Merger and the other transactions contemplated by this Agreement when required pursuant to this Agreement or (c) any liability for intentional fraud or a Willful Breach of any covenant or other agreement contained in this Agreement. Notwithstanding the foregoing, in no event shall the General Partner or the Partnership have any liability for any matter set forth in the proviso of the preceding sentence for any action taken or omitted to be taken by the General Partner, the Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives. For purposes of this Agreement, “Willful Breach” shall mean a material breach of this Agreement that is a consequence of a deliberate act or a deliberate failure to act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would (i) cause a material breach of this Agreement and (ii) prevent or materially delay the Closing.

Section 8.3 Expenses.

(a) In the event of termination of this Agreement by Parent pursuant to Section 8.1(c) (Partnership or General Partner Uncured Breach), then the Partnership shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $3,500,000 (the “Parent Expense Reimbursement”).

(b) In the event of termination of this Agreement by (i) the Parent or Partnership pursuant to Section 8.1(b)(iii) (Failure to Obtain Parent Stockholder Approval) or (ii) the Partnership pursuant to Section 8.1(d) (Parent Uncured Breach), then Parent shall promptly, but in no event later than two Business Days after receipt of an invoice (with supporting documentation) therefor from the Partnership, pay the Partnership’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by the Partnership and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $3,500,000 (the “Partnership Expense Reimbursement”); provided, that the Partnership Expense Reimbursement shall not exceed the maximum amount, if any, that the Partnership reasonably determines can be paid to the Partnership without causing the Partnership to fail the gross income requirement in Section 7704(c)(2) of the Code, treating the Partnership Expense Reimbursement as non-qualifying income and after taking into consideration all other sources of non-qualifying income of the Partnership, unless the Partnership receives an opinion of counsel or a ruling from the Internal Revenue Service to the effect that the Partnership’s receipt of the Partnership Expense Reimbursement will either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code.

(c) Each of the parties hereto acknowledges that the Parent Expense Reimbursement and Partnership Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other party, as applicable, in the circumstances in which such amounts are due and payable and which do not involve fraud or Willful Breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall a party be entitled to more than one payment of the Parent Expense Reimbursement and Partnership Expense Reimbursement, as applicable, in connection with a termination of this Agreement pursuant to which such amounts are payable.

(d) The parties acknowledge that the provisions of this Section 8.3 are an integral part of the transactions contemplated hereby and that, without these agreements, none of the Partnership, the General Partner, Parent, Holdings or Merger Sub would enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival, Etc. The representations, warranties and agreements in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Effective Time or, except as otherwise provided in Section 8.2 or Section 8.3, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Article I, Article II, Article III, the last sentence of Section 6.5, Section 6.7 and Article IX and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time.

Section 9.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after the Parent Stockholder Approval and/or the Written Consent shall have been obtained, by written agreement of the parties, by action taken or authorized by the Parent Board and the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved by the Conflicts Committee; provided, further, that (i) following receipt of the Parent Stockholder Approval, there shall be no amendment or change to the provisions of this Agreement that by applicable Laws, the Parent Organizational Documents or stock exchange rule would require further approval by Parent Stockholders and (ii) following receipt of the Written Consent, there shall be no amendment or change to the provisions of this Agreement that by applicable Laws, the Partnership Agreement or stock exchange rule would require further approval by Limited Partners.

Section 9.3 GP Board Consent. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval, consent, waiver or agreement of the Partnership or the General Partner is required pursuant to this Agreement (including any determination to exercise or refrain from exercising any rights under Article VIII or to enforce the terms of this Agreement (including Section 9.9)), such determination, decision, approval or consent must be authorized by the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Conflicts Committee.

Section 9.4 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions or (d) make or grant any consent under this Agreement; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the Conflicts Committee. Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner, Parent, Holdings or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.5 shall be null, void and ineffective.

Section 9.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.7 Entire Understanding; No Third-Party Beneficiaries. This Agreement, the Partnership Disclosure Schedule, the Parent Disclosure Schedule, the Support Agreement and any certificates delivered by any party pursuant to this agreement (a) constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b) of this sentence, (i) the right of a holder of Public Common Units to receive the Merger Consideration (a claim by any holder of Public Common Units with respect to which may not be made unless and until the Closing shall have occurred), the right of a holder of a Partnership LTIP Award to receive the Merger Consideration (a claim by any holder of Partnership LTIP Award with respect to which may not be made unless and until the Closing shall have occurred) and (ii) the provisions of Section 6.6 and Section 9.12.

Section 9.8 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto consents to service being made through the notice procedures set forth in Section 9.10, irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Laws, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this

Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 9.8(b) is solely for the purpose referred to in this Section 9.8(b) and shall not be deemed to be a general submission to such courts or in the State of Delaware other than for such purpose.

(c) EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.9 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.9 in the Delaware Court of Chancery or any other state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.10 Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):

If to Parent, Holdings or Merger Sub, to:

CONSOL Energy Inc.

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention: Miteshkumar B. Thakkar

                 Martha A. Wiegand

Email:         miteshthakkar@consolenergy.com

                     marthawiegand@consolenergy.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:   Nick S. Dhesi

                   William N. Finnegan IV

Email:         nick.dhesi@lw.com

                    bill.finnegan@lw.com

If to the Partnership or the General Partner, to:

CONSOL Coal Resources GP LLC

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention:     Miteshkumar B. Thakkar

                     Martha A. Wiegand

Email:           miteshthakkar@consolenergy.com

                      marthawiegand@consolenergy.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

Wells Fargo Plaza

1000 Louisiana St #6000

Houston, Texas 77002

Attention:     William J. Cooper

Email:           wcooper@sidley.com

Notices will be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).

Section 9.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equityholder, agent, attorney, financing source, Representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

CONSOL ENERGY INC.

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

HOLDINGS:

TRANSFORMER LP HOLDINGS INC.

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

MERGER SUB:

TRANSFORMER MERGER SUB LLC

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

Signature Page to Agreement and Plan of Merger

PARTNERSHIP:

CONSOL COAL RESOURCES LP

By:	CONSOL Coal Resources GP LLC,
its general partner

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

GENERAL PARTNER:

CONSOL COAL RESOURCES GP LLC

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

Support Agreement

[See attached.]

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of October 22, 2020 (this “Agreement”), is entered into by and between CONSOL Coal Resources LP, a Delaware limited partnership (the “Partnership”), and CONSOL Energy Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent, Transformer LP Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Holdings”), Transformer Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Holdings (“Merger Sub”), the Partnership and CONSOL Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub shall be merged with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the “Merger”);

WHEREAS, as of the date hereof, Parent is the Record Holder and beneficial owner of, and has the right to vote and dispose of, the number of common units representing limited partner interests in the Partnership (“Common Units”) set forth opposite its name on Schedule A hereto (the “Existing Units”);

WHEREAS, as a condition and inducement to the Partnership’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent is entering into this Agreement; and

WHEREAS, Parent acknowledges that the Partnership is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Parent set forth in this Agreement and would not enter into the Merger Agreement if Parent did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent hereby agrees as follows:

1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

“Conflicts Committee” has the meaning ascribed thereto in the Partnership Agreement.

“Covered Unitholder” means Parent and each such other Person as may later become party to this Agreement as a result of becoming a Record Holder or beneficial owner of Covered Units pursuant to Section 7(a), by joinder or otherwise.

“Covered Units” means the Existing Units, together with any Common Units of which Parent becomes the Record Holder or beneficial owner on or after the date hereof (or any Common Units with respect to which any Person who may later become a party to this Agreement pursuant to Section 7(a), by joinder or otherwise, if applicable, becomes the Record Holder or beneficial owner on or after the date hereof).

“Proxy Designee” means a Person designated by the Conflicts Committee by written notice to each of the parties hereto, which notice may simultaneously revoke the designation of any other Person as a Proxy Designee.

“Record Holder” has the meaning ascribed thereto in the Partnership Agreement.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise).

2. Agreement to Vote Covered Units and Deliver Written Consent. Prior to the Termination Date (as defined herein), each Covered Unitholder, severally and not jointly, irrevocably and unconditionally agrees that it shall (a) within two Business Days after the Registration Statement becomes effective under the Securities Act (but, for the avoidance of doubt, not until such Registration Statement becomes effective), deliver (or cause to be delivered) a written consent pursuant to Section 13.11 of the Partnership Agreement covering all of the Covered Units approving the Merger, the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (b) not revoke any such written consent delivered in accordance with clause (a), and (c) at any meeting of the limited partners of the Partnership (whether annual or special and whether or not an adjourned or postponed meeting), however called and in connection with the Merger, appear at such meeting or otherwise cause the Covered Units to be counted as present thereat for purposes of establishing a quorum and vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), in person or by proxy, all Covered Units (in all manners and by each applicable class): (i) in favor of the Merger, the approval of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against any action, agreement, transaction or proposal that is intended, would reasonably be expected, or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of, or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger. For the avoidance of doubt, no Covered Unitholder (in its capacity as a unitholder of the Partnership) shall be under any obligation whatsoever to require or request that the limited partners of the Partnership vote on, consent to or otherwise approve or reject any matter or issues; notwithstanding the foregoing, if any Covered Unitholder is the beneficial owner, but not the Record Holder, of any Covered Units, such beneficial owner agrees to take all actions necessary to cause the Record Holder and any nominees to vote (or execute a consent with respect to) all of such Covered Units in accordance with this Section 2.

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3. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) FROM AND AFTER THE DATE HEREOF UNTIL THE TERMINATION DATE, EACH COVERED UNITHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY GRANTS TO, AND APPOINTS, JAMES A. BROCK, MITESHKUMAR B. THAKKAR AND MARTHA A. WIEGAND AND ANY OTHER PROXY DESIGNEE, EACH INDIVIDUALLY, AS SUCH COVERED UNITHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE (OR EXERCISE A WRITTEN CONSENT WITH RESPECT TO) THE COVERED UNITS SOLELY IN ACCORDANCE WITH SECTION 2. THIS PROXY IS IRREVOCABLE (UNTIL THE TERMINATION DATE AND EXCEPT AS TO ANY PROXY DESIGNEE WHOSE DESIGNATION AS A PROXY DESIGNEE IS REVOKED BY THE CONFLICTS COMMITTEE) AND COUPLED WITH AN INTEREST AND EACH COVERED UNITHOLDER SHALL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY OTHER PROXY PREVIOUSLY GRANTED BY SUCH COVERED UNITHOLDER, AS APPLICABLE, WITH RESPECT TO THE COVERED UNITS (AND EACH COVERED UNITHOLDER HEREBY REPRESENTS TO THE PARTNERSHIP THAT ANY SUCH OTHER PROXY IS REVOCABLE AND HEREBY REVOKES ANY SUCH OTHER PROXIES). EACH COVERED UNITHOLDER HEREBY AFFIRMS THAT THE IRREVOCABLE PROXY SET FORTH IN THIS SECTION 3 IS GIVEN IN CONNECTION WITH THE MERGER AGREEMENT, AND THAT SUCH IRREVOCABLE PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SUCH COVERED UNITHOLDER UNDER THIS AGREEMENT.

(b) The proxy granted in this Section 3 shall automatically expire upon the termination of this Agreement.

4. No Inconsistent Agreements. Each Covered Unitholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, it (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Units and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Units, in either case, which is inconsistent with each Covered Unitholder’s obligations pursuant to this Agreement.

5. Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties hereto (duly authorized by the Parent Board and the Conflicts Committee) to terminate this Agreement (such earliest date being referred to herein as the “Termination Date”); provided that the provisions set forth in Sections 13 to 19 shall survive the termination of this Agreement; provided further that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement. Except as set forth in the preceding sentence, upon termination of this Agreement, none of the Covered Unitholders shall have any further obligations or liabilities hereunder.

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6. Representations and Warranties of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly) and making representations only as to itself, hereby represents and warrants to the Partnership as follows:

(a) Such Covered Unitholder is the Record Holder and beneficial owner of, and has good and valid title to, its respective Covered Units, free and clear of Liens other than as created by this Agreement, the Merger Agreement or arising under generally applicable securities Laws. Such Covered Unitholder has voting power, power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Units. As of the date hereof, other than the Covered Units, such Covered Unitholder is not the Record Holder and does not own beneficially any (i) Common Units or other voting securities of the Partnership, (ii) securities of the Partnership convertible into or exchangeable for Common Units or other voting securities of the Partnership or (iii) options or other rights to acquire from the Partnership any Common Units, other voting securities or securities convertible into or exchangeable for Common Units or other voting securities of the Partnership. The Covered Units are not subject to any voting trust agreement or other contract to which such Covered Unitholder is a party restricting or otherwise relating to the voting or Transfer of the Covered Units. Such Covered Unitholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Units, except as contemplated by this Agreement.

(b) Such Covered Unitholder is duly organized, validly existing and in good standing under the Laws of Delaware, or such other Laws of its jurisdiction, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by such Covered Unitholder, the performance by such Covered Unitholder of its obligations hereunder and the consummation by such Covered Unitholder of the transactions contemplated hereby have been duly and validly authorized by such Covered Unitholder and no other actions or proceedings on the part of such Covered Unitholder are necessary to authorize the execution and delivery by such Covered Unitholder of this Agreement, the performance by such Covered Unitholder of its obligations hereunder or the consummation by such Covered Unitholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Covered Unitholder and, assuming due authorization, execution and delivery by the Partnership, constitutes a legal, valid and binding obligation of such Covered Unitholder, enforceable against such Covered Unitholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Covered Unitholder for the execution, delivery and performance of this Agreement by such Covered Unitholder or the consummation by such Covered Unitholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Covered Unitholder nor the consummation by such Covered Unitholder of the transactions

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contemplated hereby nor compliance by such Covered Unitholder with any of the provisions hereof shall (A) conflict with or violate any provision of the Organizational Documents of such Covered Unitholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Covered Unitholder pursuant to, any contract to which such Covered Unitholder is a party or by which such Covered Unitholder or any property or asset of such Covered Unitholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Covered Unitholder or any of such Covered Unitholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Covered Unitholder to perform its obligations hereunder.

(d) As of the date of this Agreement, there is no action, suit, investigation, complaint or other proceeding pending against such Covered Unitholder or, to the knowledge of such Covered Unitholder, any other Person or, to the knowledge of such Covered Unitholder, threatened against such Covered Unitholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) t the rights of any party under this Agreement or the performance by any party of its obligations under this Agreement.

(e) Such Covered Unitholder understands and acknowledges that the Partnership is entering into the Merger Agreement in reliance upon such Covered Unitholder’s execution and delivery of this Agreement and the representations and warranties of such Covered Unitholder contained herein.

7. Certain Covenants of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly), hereby covenants and agrees, in each case, only on its own behalf as follows, in each case except as otherwise approved in writing by Conflicts Committee:

(a) Prior to the Termination Date, and except as contemplated hereby, each Covered Unitholder shall not (i) Transfer, or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of, any of the Covered Units or beneficial ownership or voting power thereof or therein (including by operation of Law), (ii) grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units or (iii) knowingly take any action that would make any representation or warranty of such Covered Unitholder contained herein untrue or incorrect or have the effect of preventing or disabling such Covered Unitholder from performing its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, a Covered Unitholder may Transfer any or all of the Covered Units, in accordance with applicable Law, to an Affiliate of Parent; provided that prior to and as a condition to the effectiveness of such Transfer, each such Affiliate of Parent to whom any of such Covered Units or any interest in any of such Covered Units is or may be Transferred shall have executed and delivered to the Partnership a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement as if such Person were a party with the obligations of a Covered Unitholder. Any Transfer of Covered Units in violation of this provision shall be void.

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(b) Prior to the Termination Date, in the event that a Covered Unitholder becomes the Record Holder or acquires beneficial ownership of, or the power to vote or direct the voting of, any additional Common Units or other voting interests with respect to the Partnership, such Covered Unitholder shall promptly notify the Partnership of such Common Units or voting interests, such Common Units or voting interests shall, without further action of the parties, be deemed Covered Units and subject to the provisions of this Agreement, and the number of Common Units held by such Covered Unitholder set forth on Schedule A hereto shall be deemed amended accordingly and such Common Units or voting interests shall automatically become subject to the terms of this Agreement.

8. Transfer Agent. Each Covered Unitholder hereby authorizes the Partnership or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all Covered Units (and that this Agreement places limits on the voting and Transfer of such Covered Units); provided, however, that the Partnership or its counsel shall further notify the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Units on the Termination Date.

9. Unitholder Capacity. This Agreement is being entered into by Parent solely in its capacity as a holder of Common Units, and nothing in this Agreement shall restrict or limit the ability of Parent or any of its Affiliates or any employee thereof who is a director or officer of the Partnership to take any action in his or her capacity as a director or officer of the Partnership to the extent specifically permitted by the Merger Agreement.

10. Disclosure. Each Covered Unitholder hereby authorizes the Partnership to publish and disclose in any announcement or disclosure required by the SEC and in the Consent Solicitation Statement/Proxy Statement such Covered Unitholder’s identity and ownership of the Covered Units and the nature of such Covered Unitholder’s obligations under this Agreement.

11. Non-Survival of Representations and Warranties. The representations and warranties of each Covered Unitholder in this Agreement shall terminate on the Termination Date or upon the closing of the transactions contemplated by this Agreement and by the Merger Agreement.

12. Amendment or Supplement. This Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto.

13. Waiver. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

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14. Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):

(i)	If to Parent (or any other Covered Unitholder):

CONSOL Energy Inc.

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention:     Miteshkumar B. Thakkar

                     Martha A. Wiegand

Email:    miteshthakkar@consolenergy.com

marthawiegand@consolenergy.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:     Nick S. Dhesi

                     William N. Finnegan IV

Email:     nick.dhesi@lw.com

                bill.finnegan@lw.com

(ii)	If to the Partnership:

CONSOL Coal Resources GP LLC

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention:     Miteshkumar B. Thakkar

                     Martha A. Wiegand

Email:    miteshthakkar@consolenergy.com

marthawiegand@consolenergy.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP

Wells Fargo Plaza

1000 Louisiana St #6000

Houston, Texas 77002

Attention:    William J. Cooper

Email:          wcooper@sidley.com

Notices will be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).

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15. Entire Agreement. This Agreement, the Merger Agreement (including the exhibits and schedules thereto) and any certificates delivered by any party pursuant to the Merger Agreement constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof.

16. No Third-Party Beneficiaries. This Agreement shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, with the exception of those rights conferred to the Conflicts Committee in this Agreement.

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of each of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 17 shall be null, void and ineffective; provided, however, that the Partnership may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of the Partnership, and Parent may Transfer any or all of the Covered Units in accordance with Section 7(a); provided further that no assignment shall limit the assignor’s obligations hereunder.

18. Other Miscellaneous Provisions. The provisions of Sections 9.6, 9.8, 9.9, 9.11 and 9.12 of the Merger Agreement shall be incorporated into to this Agreement, mutatis mutandis, except for such changes as are required to comply with applicable Law.

19. Conflicts Committee. In addition to any other approvals required by the parties under this Agreement, any waiver, amendment or termination of this Agreement or assignment of rights under this Agreement must be approved or consented to, in the case of the Partnership, by the Conflicts Committee.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Partnership and Parent have caused to be executed or executed this Agreement as of the date first written above.

PARENT

CONSOL ENERGY INC.

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

SIGNATURE PAGE TO SUPPORT AGREEMENT

PARTNERSHIP

CONSOL COAL RESOURCES LP

By:	CONSOL Coal Resources GP LLC,
its general partner

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

SIGNATURE PAGE TO SUPPORT AGREEMENT

SCHEDULE A

Unitholder	Existing Units
CONSOL Energy Inc.	16,811,818

SCHEDULE A

Exhibit 10.1

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of October 22, 2020 (this “Agreement”), is entered into by and between CONSOL Coal Resources LP, a Delaware limited partnership (the “Partnership”), and CONSOL Energy Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent, Transformer LP Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Holdings”), Transformer Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Holdings (“Merger Sub”), the Partnership and CONSOL Coal Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub shall be merged with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the “Merger”);

WHEREAS, as of the date hereof, Parent is the Record Holder and beneficial owner of, and has the right to vote and dispose of, the number of common units representing limited partner interests in the Partnership (“Common Units”) set forth opposite its name on Schedule A hereto (the “Existing Units”);

WHEREAS, as a condition and inducement to the Partnership’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent is entering into this Agreement; and

WHEREAS, Parent acknowledges that the Partnership is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Parent set forth in this Agreement and would not enter into the Merger Agreement if Parent did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent hereby agrees as follows:

1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

“Conflicts Committee” has the meaning ascribed thereto in the Partnership Agreement.

“Covered Unitholder” means Parent and each such other Person as may later become party to this Agreement as a result of becoming a Record Holder or beneficial owner of Covered Units pursuant to Section 7(a), by joinder or otherwise.

“Covered Units” means the Existing Units, together with any Common Units of which Parent becomes the Record Holder or beneficial owner on or after the date hereof (or any Common Units with respect to which any Person who may later become a party to this Agreement pursuant to Section 7(a), by joinder or otherwise, if applicable, becomes the Record Holder or beneficial owner on or after the date hereof).

“Proxy Designee” means a Person designated by the Conflicts Committee by written notice to each of the parties hereto, which notice may simultaneously revoke the designation of any other Person as a Proxy Designee.

“Record Holder” has the meaning ascribed thereto in the Partnership Agreement.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise).

2. Agreement to Vote Covered Units and Deliver Written Consent. Prior to the Termination Date (as defined herein), each Covered Unitholder, severally and not jointly, irrevocably and unconditionally agrees that it shall (a) within two Business Days after the Registration Statement becomes effective under the Securities Act (but, for the avoidance of doubt, not until such Registration Statement becomes effective), deliver (or cause to be delivered) a written consent pursuant to Section 13.11 of the Partnership Agreement covering all of the Covered Units approving the Merger, the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (b) not revoke any such written consent delivered in accordance with clause (a), and (c) at any meeting of the limited partners of the Partnership (whether annual or special and whether or not an adjourned or postponed meeting), however called and in connection with the Merger, appear at such meeting or otherwise cause the Covered Units to be counted as present thereat for purposes of establishing a quorum and vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), in person or by proxy, all Covered Units (in all manners and by each applicable class): (i) in favor of the Merger, the approval of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against any action, agreement, transaction or proposal that is intended, would reasonably be expected, or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of, or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger. For the avoidance of doubt, no Covered Unitholder (in its capacity as a unitholder of the Partnership) shall be under any obligation whatsoever to require or request that the limited partners of the Partnership vote on, consent to or otherwise approve or reject any matter or issues; notwithstanding the foregoing, if any Covered Unitholder is the beneficial owner, but not the Record Holder, of any Covered Units, such beneficial owner agrees to take all actions necessary to cause the Record Holder and any nominees to vote (or execute a consent with respect to) all of such Covered Units in accordance with this Section 2.

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3. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) FROM AND AFTER THE DATE HEREOF UNTIL THE TERMINATION DATE, EACH COVERED UNITHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY GRANTS TO, AND APPOINTS, JAMES A. BROCK, MITESHKUMAR B. THAKKAR AND MARTHA A. WIEGAND AND ANY OTHER PROXY DESIGNEE, EACH INDIVIDUALLY, AS SUCH COVERED UNITHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE (OR EXERCISE A WRITTEN CONSENT WITH RESPECT TO) THE COVERED UNITS SOLELY IN ACCORDANCE WITH SECTION 2. THIS PROXY IS IRREVOCABLE (UNTIL THE TERMINATION DATE AND EXCEPT AS TO ANY PROXY DESIGNEE WHOSE DESIGNATION AS A PROXY DESIGNEE IS REVOKED BY THE CONFLICTS COMMITTEE) AND COUPLED WITH AN INTEREST AND EACH COVERED UNITHOLDER SHALL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY OTHER PROXY PREVIOUSLY GRANTED BY SUCH COVERED UNITHOLDER, AS APPLICABLE, WITH RESPECT TO THE COVERED UNITS (AND EACH COVERED UNITHOLDER HEREBY REPRESENTS TO THE PARTNERSHIP THAT ANY SUCH OTHER PROXY IS REVOCABLE AND HEREBY REVOKES ANY SUCH OTHER PROXIES). EACH COVERED UNITHOLDER HEREBY AFFIRMS THAT THE IRREVOCABLE PROXY SET FORTH IN THIS SECTION 3 IS GIVEN IN CONNECTION WITH THE MERGER AGREEMENT, AND THAT SUCH IRREVOCABLE PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SUCH COVERED UNITHOLDER UNDER THIS AGREEMENT.

(b) The proxy granted in this Section 3 shall automatically expire upon the termination of this Agreement.

4. No Inconsistent Agreements. Each Covered Unitholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, it (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Units and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Units, in either case, which is inconsistent with each Covered Unitholder’s obligations pursuant to this Agreement.

5. Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties hereto (duly authorized by the Parent Board and the Conflicts Committee) to terminate this Agreement (such earliest date being referred to herein as the “Termination Date”); provided that the provisions set forth in Sections 13 to 19 shall survive the termination of this Agreement; provided further that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement. Except as set forth in the preceding sentence, upon termination of this Agreement, none of the Covered Unitholders shall have any further obligations or liabilities hereunder.

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6. Representations and Warranties of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly) and making representations only as to itself, hereby represents and warrants to the Partnership as follows:

(a) Such Covered Unitholder is the Record Holder and beneficial owner of, and has good and valid title to, its respective Covered Units, free and clear of Liens other than as created by this Agreement, the Merger Agreement or arising under generally applicable securities Laws. Such Covered Unitholder has voting power, power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Units. As of the date hereof, other than the Covered Units, such Covered Unitholder is not the Record Holder and does not own beneficially any (i) Common Units or other voting securities of the Partnership, (ii) securities of the Partnership convertible into or exchangeable for Common Units or other voting securities of the Partnership or (iii) options or other rights to acquire from the Partnership any Common Units, other voting securities or securities convertible into or exchangeable for Common Units or other voting securities of the Partnership. The Covered Units are not subject to any voting trust agreement or other contract to which such Covered Unitholder is a party restricting or otherwise relating to the voting or Transfer of the Covered Units. Such Covered Unitholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Units, except as contemplated by this Agreement.

(b) Such Covered Unitholder is duly organized, validly existing and in good standing under the Laws of Delaware, or such other Laws of its jurisdiction, and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by such Covered Unitholder, the performance by such Covered Unitholder of its obligations hereunder and the consummation by such Covered Unitholder of the transactions contemplated hereby have been duly and validly authorized by such Covered Unitholder and no other actions or proceedings on the part of such Covered Unitholder are necessary to authorize the execution and delivery by such Covered Unitholder of this Agreement, the performance by such Covered Unitholder of its obligations hereunder or the consummation by such Covered Unitholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Covered Unitholder and, assuming due authorization, execution and delivery by the Partnership, constitutes a legal, valid and binding obligation of such Covered Unitholder, enforceable against such Covered Unitholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Covered Unitholder for the execution, delivery and performance of this Agreement by such Covered Unitholder or the consummation by such Covered Unitholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Covered Unitholder nor the consummation by such Covered Unitholder of the transactions

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contemplated hereby nor compliance by such Covered Unitholder with any of the provisions hereof shall (A) conflict with or violate any provision of the Organizational Documents of such Covered Unitholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Covered Unitholder pursuant to, any contract to which such Covered Unitholder is a party or by which such Covered Unitholder or any property or asset of such Covered Unitholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Covered Unitholder or any of such Covered Unitholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Covered Unitholder to perform its obligations hereunder.

(d) As of the date of this Agreement, there is no action, suit, investigation, complaint or other proceeding pending against such Covered Unitholder or, to the knowledge of such Covered Unitholder, any other Person or, to the knowledge of such Covered Unitholder, threatened against such Covered Unitholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) t the rights of any party under this Agreement or the performance by any party of its obligations under this Agreement.

(e) Such Covered Unitholder understands and acknowledges that the Partnership is entering into the Merger Agreement in reliance upon such Covered Unitholder’s execution and delivery of this Agreement and the representations and warranties of such Covered Unitholder contained herein.

7. Certain Covenants of each Covered Unitholder. Each Covered Unitholder, severally (but not jointly), hereby covenants and agrees, in each case, only on its own behalf as follows, in each case except as otherwise approved in writing by Conflicts Committee:

(a) Prior to the Termination Date, and except as contemplated hereby, each Covered Unitholder shall not (i) Transfer, or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of, any of the Covered Units or beneficial ownership or voting power thereof or therein (including by operation of Law), (ii) grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units or (iii) knowingly take any action that would make any representation or warranty of such Covered Unitholder contained herein untrue or incorrect or have the effect of preventing or disabling such Covered Unitholder from performing its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, a Covered Unitholder may Transfer any or all of the Covered Units, in accordance with applicable Law, to an Affiliate of Parent; provided that prior to and as a condition to the effectiveness of such Transfer, each such Affiliate of Parent to whom any of such Covered Units or any interest in any of such Covered Units is or may be Transferred shall have executed and delivered to the Partnership a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement as if such Person were a party with the obligations of a Covered Unitholder. Any Transfer of Covered Units in violation of this provision shall be void.

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(b) Prior to the Termination Date, in the event that a Covered Unitholder becomes the Record Holder or acquires beneficial ownership of, or the power to vote or direct the voting of, any additional Common Units or other voting interests with respect to the Partnership, such Covered Unitholder shall promptly notify the Partnership of such Common Units or voting interests, such Common Units or voting interests shall, without further action of the parties, be deemed Covered Units and subject to the provisions of this Agreement, and the number of Common Units held by such Covered Unitholder set forth on Schedule A hereto shall be deemed amended accordingly and such Common Units or voting interests shall automatically become subject to the terms of this Agreement.

8. Transfer Agent. Each Covered Unitholder hereby authorizes the Partnership or its counsel to notify the Partnership’s transfer agent that there is a stop transfer order with respect to all Covered Units (and that this Agreement places limits on the voting and Transfer of such Covered Units); provided, however, that the Partnership or its counsel shall further notify the Partnership’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Units on the Termination Date.

9. Unitholder Capacity. This Agreement is being entered into by Parent solely in its capacity as a holder of Common Units, and nothing in this Agreement shall restrict or limit the ability of Parent or any of its Affiliates or any employee thereof who is a director or officer of the Partnership to take any action in his or her capacity as a director or officer of the Partnership to the extent specifically permitted by the Merger Agreement.

10. Disclosure. Each Covered Unitholder hereby authorizes the Partnership to publish and disclose in any announcement or disclosure required by the SEC and in the Consent Solicitation Statement/Proxy Statement such Covered Unitholder’s identity and ownership of the Covered Units and the nature of such Covered Unitholder’s obligations under this Agreement.

11. Non-Survival of Representations and Warranties. The representations and warranties of each Covered Unitholder in this Agreement shall terminate on the Termination Date or upon the closing of the transactions contemplated by this Agreement and by the Merger Agreement.

12. Amendment or Supplement. This Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto.

13. Waiver. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

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14. Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by email transmission, or mailed through a nationally recognized overnight courier, postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):

(i)	If to Parent (or any other Covered Unitholder):

CONSOL Energy Inc.

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention:     Miteshkumar B. Thakkar

                     Martha A. Wiegand

Email:    miteshthakkar@consolenergy.com

marthawiegand@consolenergy.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:     Nick S. Dhesi

                     William N. Finnegan IV

Email:     nick.dhesi@lw.com

                bill.finnegan@lw.com

(ii)	If to the Partnership:

CONSOL Coal Resources GP LLC

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

Attention:     Miteshkumar B. Thakkar

                     Martha A. Wiegand

Email:    miteshthakkar@consolenergy.com

marthawiegand@consolenergy.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP

Wells Fargo Plaza

1000 Louisiana St #6000

Houston, Texas 77002

Attention:    William J. Cooper

Email:          wcooper@sidley.com

Notices will be deemed to have been received on the date of receipt if (a) delivered by hand or nationally recognized overnight courier service or (b) upon receipt of an appropriate confirmation by the recipient when so delivered by email (to such email specified or another email or emails as such person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery).

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15. Entire Agreement. This Agreement, the Merger Agreement (including the exhibits and schedules thereto) and any certificates delivered by any party pursuant to the Merger Agreement constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof.

16. No Third-Party Beneficiaries. This Agreement shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, with the exception of those rights conferred to the Conflicts Committee in this Agreement.

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of each of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 17 shall be null, void and ineffective; provided, however, that the Partnership may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of the Partnership, and Parent may Transfer any or all of the Covered Units in accordance with Section 7(a); provided further that no assignment shall limit the assignor’s obligations hereunder.

18. Other Miscellaneous Provisions. The provisions of Sections 9.6, 9.8, 9.9, 9.11 and 9.12 of the Merger Agreement shall be incorporated into to this Agreement, mutatis mutandis, except for such changes as are required to comply with applicable Law.

19. Conflicts Committee. In addition to any other approvals required by the parties under this Agreement, any waiver, amendment or termination of this Agreement or assignment of rights under this Agreement must be approved or consented to, in the case of the Partnership, by the Conflicts Committee.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Partnership and Parent have caused to be executed or executed this Agreement as of the date first written above.

PARENT

CONSOL ENERGY INC.

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

SIGNATURE PAGE TO SUPPORT AGREEMENT

PARTNERSHIP

CONSOL COAL RESOURCES LP

By:	CONSOL Coal Resources GP LLC,
its general partner

By:	/s/ Miteshkumar B. Thakkar
Name:	Miteshkumar B. Thakkar
Title:	Chief Financial Officer

SIGNATURE PAGE TO SUPPORT AGREEMENT

SCHEDULE A

Unitholder	Existing Units
CONSOL Energy Inc.	16,811,818

SCHEDULE A

Filed by CONSOL Energy Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CONSOL Coal Resources LP

Commission File No. 001-37456

Date: October 23, 2020

Exhibit 99.1

CONSOL Energy Inc. to Acquire Remaining Public Stake in CONSOL Coal Resources LP

•	Enhanced financial transparency for equity market and lending community

•	Increased market capitalization, public float and trading liquidity

•	Improved long-term financial position and credit metrics of combined entity

•	Flexibility to further de-lever the balance sheet

•	Cost synergies that include elimination of dual public company reporting costs

•	Transaction expected to close in Q1 2021

CANONSBURG, PA (October 23, 2020) – CONSOL Energy Inc. (NYSE: CEIX) (“CEIX”) and CONSOL Coal Resources LP (NYSE: CCR) (“CCR”) today announced that they have entered into a definitive merger agreement pursuant to which CEIX will acquire all of the publicly held CCR common units in an all-stock transaction valued at approximately $34.4 million, based on the most recent closing price of shares of CEIX common stock.

Under the merger agreement, CEIX will acquire all of the approximately 10.9 million outstanding CCR common units that it does not already own at a fixed exchange ratio of 0.73 shares of CEIX common stock for each publicly held CCR common unit. This exchange ratio represents a 2.1% premium to the volume weighted average exchange ratio during the 20 trading days ended October 22, 2020. In aggregate, CEIX will issue approximately 8.0 million shares in connection with the proposed transaction, representing approximately 22.2% of the total CEIX shares that will be outstanding on a pro forma basis.

“We are extremely excited to announce this transaction, as we believe it will provide significant benefits for both CEIX and CCR stakeholders” said Jimmy Brock, President and Chief Executive Officer of CONSOL Energy Inc. “We firmly believe these two companies are a much healthier entity once consolidated than they would be on a standalone basis, regardless of the circumstance. Simplifying the structure will bring immediate benefits to the combined entity such as improving its consolidated credit metrics, creating financial flexibility and eliminating dual public company costs. In the longer term, we expect this transaction will improve the creditworthiness of the combined entity, while also enhancing capital market access and trading liquidity. Finally, this merger accelerates our ability to return capital to our shareholders.”

Additional Transaction Terms and Details

The transaction terms were negotiated, reviewed and approved by the conflicts committee of the board of directors of CCR’s general partner and the board of directors of CCR’s general partner. The CCR conflicts committee is composed of the independent members of the board of directors of CCR’s general partner. The board of directors of CEIX also approved the merger agreement.

Subject to customary approvals and conditions, the transaction is expected to close in the first quarter of 2021. The transaction is subject to majority approval by CCR’s common unitholders, approval by CEIX’s stockholders and the effectiveness of a registration statement related to the issuance of the new CEIX shares to CCR’s common unitholders. Pursuant to a support agreement entered into in connection with the transaction, CEIX has agreed to vote all of the CCR common units that it owns in favor of the transaction. CEIX currently owns approximately 60.7% of the outstanding CCR common units.

In connection with the closing of the transaction, CCR’s common units will cease to be publicly traded and the incentive distribution rights in CCR will be eliminated.

Citi and Credit Suisse Securities (USA) LLC are acting as financial advisors and Latham & Watkins LLP is acting as legal advisor to CEIX. Intrepid Partners, LLC is acting as financial advisor and Sidley Austin LLP is acting as legal advisor to the CCR conflicts committee.

Conference Call Details

CEIX and CCR will host a live webcast on October 23, 2020 to discuss the transaction. The call will begin at 8:30 a.m. Eastern Time followed by a live Q&A session with management.

To access the webcast, please visit the “Investors” page of CEIX’s website at www.consolenergy.com or the “Investors” page of CCR’s website at www.ccrlp.com. Any presentation materials will be available on each company’s website.

Alternatively, the call and Q&A can be accessed as follows:

•	Participant dial-in (toll-free): 1-877-226-2859

Participant dial-in (international): 1-412-542-4134

•	Reference: “CONSOL Energy Inc. call”

A replay of the call will be available on CEIX’s website for approximately 365 days.

About CONSOL Energy Inc.

CONSOL Energy Inc. (NYSE: CEIX) is a Canonsburg, Pennsylvania-based producer and exporter of high-Btu bituminous thermal and crossover metallurgical coal. It owns and operates some of the most productive longwall mining operations in the Northern Appalachian Basin. Our flagship operation is the Pennsylvania Mining Complex, which has the capacity to produce approximately 28.5 million tons of coal per year and is comprised of 3 large-scale underground mines: Bailey, Enlow Fork, and Harvey. The company also owns and operates the CONSOL Marine Terminal, which is located in the port of Baltimore and has a throughput capacity of approximately 15 million tons per year. In addition to the ~669 million reserve tons associated with the Pennsylvania Mining Complex and the ~21 million reserve tons associated with the Itmann project, the company also controls approximately 1.5 billion tons of greenfield thermal and metallurgical coal reserves located in the major coal-producing basins of the eastern United States. Additional information regarding CEIX may be found at www.consolenergy.com.

About CONSOL Coal Resources LP

CONSOL Coal Resources (NYSE: CCR) is a master limited partnership formed in 2015 to manage and further develop all of CONSOL Energy Inc.’s (NYSE: CEIX) active coal operations in Pennsylvania. CCR’s assets include a 25% undivided interest in, and operational control over, the Pennsylvania Mining Complex, which consists of three underground mines—Bailey, Enlow Fork and Harvey—and related infrastructure. For its ownership interest, CCR has an effective annual production capacity of 7.1 million tons of high Btu North Appalachian thermal coal. More information is available on CCR’s website www.ccrlp.com.

Cautionary Statements

All statements in this press release (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CEIX and CCR, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CEIX and CCR and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CEIX and CCR believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CEIX, CCR and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the coal industry, including a sustained decrease in the level of supply or demand for coal or a sustained decrease in the price of coal; the financial condition of CEIX’s or CCR’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CEIX and CCR.

The forward-looking statements in this press release speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CEIX’s and CCR’s respective Annual Reports on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020 and June 30, 2020, respectively, each filed with the Securities and Exchange Commission, and any subsequent reports filed with the Securities and Exchange Commission.

No Offer or Solicitation

This release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, CEIX will file a registration statement on Form S-4, including a consent solicitation statement/proxy statement/prospectus of CEIX and CCR, with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF CEIX AND CCR ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A consent solicitation statement/proxy statement/prospectus will be sent to security holders of CEIX and CCR in connection with the solicitation of the approval of CEIX stockholders and consents of CCR unitholders, respectively, relating to the proposed transaction. Investors and security holders may obtain a free copy of the consent solicitation statement/proxy statement/prospectus (when available) and other relevant documents filed by CEIX and CCR with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent solicitation statement/proxy statement/prospectus and other relevant documents (when available) from CEIX’s website at www.consolenergy.com under the “Investors” tab under the heading “SEC Filings.”

Participants in the Solicitation

CEIX, CCR and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in CEIX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020, and CCR’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 14, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent solicitation statement/proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Contacts

Investor:

Nathan Tucker, (724) 416-8336

nathantucker@consolenergy.com

Media:

Zach Smith, (724) 416-8291

zacherysmith@consolenergy.com

Filed by CONSOL Energy Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CONSOL Coal Resources LP

Commission File No. 001-37456

Date: October 23, 2020

Exhibit 99.2

CONSOL ENERGY
CCR
CONSOL COAL RESOURCES LP
Stronger Together
CONSOL Energy Inc. to Acquire Outstanding Publicly-Owned Units of CONSOL Coal Resources LP
October 23, 2020

CONSOL ENERGY Stronger Together CONSOL Energy Inc. to Acquire Outstanding Publicly-Owned Units of CONSOL Coal Resources LP October 23, 2020

Disclaimer Cautionary Statements All statements in this presentation (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CONSOL Energy Inc. (“CEIX”) and CONSOL Coal Resources LP (“CCR” and, together with CEIX, “we,” “us,” or “our”), which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CEIX and CCR and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CEIX and CCR believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CEIX, CCR and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the coal industry, including a sustained decrease in the level of supply or demand for coal or a sustained decrease in the price of coal; the financial condition of CEIX’s or CCR’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CEIX and CCR. The forward-looking statements in this presentation speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CEIX’s and CCR’s respective Annual Reports on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020 and June 30, 2020, respectively, each filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed transaction, CEIX will file a registration statement on Form S-4, including a consent solicitation statement/proxy statement/prospectus of CEIX and CCR, with the SEC. INVESTORS AND SECURITY HOLDERS OF CEIX AND CCR ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A consent solicitation statement/proxy statement/prospectus will be sent to security holders of CEIX and CCR in connection with the solicitation of the approval of CEIX stockholders and consents of CCR unitholders, respectively, relating to the proposed transaction. Investors and security holders may obtain a free copy of the consent solicitation statement/proxy statement/prospectus (when available) and other relevant documents filed by CEIX and CCR with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent solicitation statement/proxy statement/prospectus and other relevant documents (when available) from CEIX’s website at www.consolenergy.com under the “Investors” tab under the heading “SEC Filings.” Participants in the Solicitation CEIX, CCR and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in CEIX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020, and CCR’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 14, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent solicitation statement/proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. Non-GAAP Measures This presentation includes unaudited “non-GAAP financial measures” as defined in Regulation G under the Exchange Act, including Bank EBITDA, Net Leverage Ratio, and Organic Free Cash Flow. As used in this presentation, (i) Bank EBITDA means net income plus the sum of net interest expense, depreciation, depletion, amortization, income tax expense, stock/unit-based compensation, (gain) loss on debt extinguishment, CCR adjusted EBITDA per Credit Agreement, cash distributions from CONSOL Coal Resources LP, cash payments for legacy employee liabilities (net of non-cash expense) and certain other adjustments, (ii) Net Leverage Ratio means the ratio of net debt to the last twelve months’ (“LTM”) earnings before interest expense and depreciation, depletion and amortization, adjusted for certain non-cash items, such as long-term incentive awards, amortization of debt issuance costs and capitalized interest and (iii) Organic Free Cash Flow means net cash (used in) provided by operations less capital expenditures. For a reconciliation of each of Bank EBITDA and Net Leverage Ratio to its most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), please see the appendix to this presentation. We are unable to provide a reconciliation of projected Organic Free Cash Flow to Net Cash Provided by Operations, its most directly comparable financial measure calculated in accordance with GAAP, due to our inability to calculate the comparable GAAP projected metric given the unknown effect, timing and potential significance of certain income statement items. We believe that these non-GAAP financial measures provide useful information to investors in assessing our financial condition and results of operations. However, these non-GAAP financial measures should not be considered as alternatives to financial measures calculated in accordance with GAAP. Bank EBITDA, Net Leverage Ratio, and Organic Free Cash Flow may be defined differently by other companies in CEIX’s and CCR’s industry, and therefore CEIX’s and CCR’s definitions of Bank EBITDA, Net Leverage Ratio, and Organic Free Cash Flow may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures. The presentation of non-GAAP financial measures herein is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. 2

Simplification Overview CEIX to Acquire All of the Publicly Held Outstanding Common Units of CCR (the “Transaction”) ● CCR non-affiliated unitholders to receive 0.73x CEIX shares for each CCR unit – Implies a price of $3.15 per unit from CEIX’s closing price on October 22, 2020 – Implies a transaction value of $34.4mm from CEIX’s closing price on October 22, 2020 “At-Market” Transaction ● Roughly an at-market acquisition of CCR units – 2.7% premium to CCR / CEIX exchange ratio as of October 22, 2020 – 2.1% premium to CCR / CEIX 20-Day VWAP as of October 22, 2020 100% Equity ● 100% of consideration to CCR common unitholders in the form of CEIX shares ● Consideration / Balance Sheet Friendly Structure ● CEIX’s existing debt to remain in place with no new debt issuance ● Requires affirmative majority vote from CEIX shareholders ● CCR unitholder vote required to approve the Transaction Transaction Expected – CEIX owns approximately 60.7% of the CCR common units to Close in Q1 2021 – CEIX ownership sufficient to approve on behalf of CCR unitholders by written consent ● No further CCR distributions through closing 3

Transaction Delivers Significant Benefits for the Combined Company âœ” Streamlines financial reporting and transparency for equity and debt investors âœ” Single public vehicle providing 100% exposure to: – The world-class Pennsylvania Mining Complex (“PAMC”) Simplifies CEIX’s Corporate Structure – CONSOL Marine Terminal – Itmann Met Coal Project âœ” Increases CEIX’s market capitalization, public float and trading liquidity âœ” Fully aligns CEIX and CCR equityholder interests âœ” Enhances access to capital markets with broader appeal to institutional investors âœ” Cash flow consolidation provides flexibility to further de-lever the balance sheet Improves Financial Position / Flexibility Improves consolidated credit metrics – De-leveraging transaction at close – Enhances access to debt capital markets âœ” Estimated cost synergies of ~$3mm per year – Includes elimination of dual public company reporting costs Delivers Potential Cost Savings and CEIX Value Creation Immediately enhancing to CEIX 2021E organic free cash flow(1) per share âœ” Accelerates path to capital returns – Ability to reinstate dividends and/or share buyback below 2.0x net leverage(2) (1) Organic Free Cash Flow defined as Net Cash Provided by Operations less Capital Expenditures.                4 (2) Based on amended credit agreement as of June 2020.

Immediately Enhancing to CEIX 2021E Organic Free Cash Flow Per Share 6/30/2020 LTM Bank EBITDA(1) 6/30/2020 LTM Net Leverage Ratio(2) 2021E Organic Free Cash Flow(3) ($ in mm) ($ in mm) 27% $257 Covenant Threshold: ~60% ~$80 3.2x 3.75x $203    2.6x ~$50    Standalone LTM Pro Forma LTM Standalone LTM Pro Forma LTM Standalone 2021E Pro Forma 2021E FDSO(4) 27.911 35.877 6/30/2020 6/30/2020 6/30/2020 6/30/2020 Consolidation of cash flows …and is immediately …Significantly reduces meaningfully increases pro beneficial to 2021E organic pro forma leverage… forma Bank EBITDA… free cash flow per share Source: Company filings and FactSet. Market data as of October 21, 2020. CEIX Standalone Pro Forma CEIX Note: Balance sheet data as of 6/30/2020. (1) Bank EBITDA defined as net income plus the sum of net interest expense, depreciation, depletion, amortization, income tax expense, stock/unit-based compensation, (gain) loss on debt extinguishment, CCR adjusted EBITDA per Credit Agreement, cash distributions from CONSOL Coal Resources LP, cash payments for legacy employee liabilities (net of non-cash expense) and certain other adjustments. (2) Net Leverage Ratio defined as the ratio of net debt to the LTM earnings before interest expense and depreciation, depletion and amortization, adjusted for certain non-cash items, such as long-term incentive awards, amortization of debt issuance costs and capitalized interest. (3) Based on exchange ratio of 0.7300x. Includes estimated cost synergies of $3mm. Organic Free Cash Flow defined as Net Cash Provided by Operations less Capital Expenditures. 5 (4) Fully diluted shares outstanding. Pro forma shares derived based on exchange ratio of .7300x.

Simplification Furthers Recent Steps to Enhance Financial Flexibility

Clear Path to Further Strengthen the Balance Sheet and Create Long Term Shareholder Value

1. Ongoing opportunistic debt repurchase program ✔
2. Amended credit agreement with no near-term debt maturities ✔
3. Pursuing multiple monetizations of non-core assets ✔
4. Ongoing focus on capital conservation and cost efficiencies ✔

No Near-Term Debt Maturities[1]

($ in mm)
$400
$79
$271
$178
$103
2020
2021
2022
2023
2024
2025
Term Loan A
Undrawn RCF
Term Loan B
MEDCO Revenue Bonds
Second Lien Notes

Robust Liquidity

$33
$312
Total Liquidity: $346mm
Revolver
Cash

6

CONSOL ENERGY

Simplification Furthers Recent Steps to Enhance Financial Flexibility 1 Ongoing opportunistic debt repurchase program Clear Path to Further Strengthen 2 Amended credit agreement with no near-term debt maturitiesïƒ¼ the Balance Sheet and Create Long 3 Pursuing multiple monetizations of non-core assets Term ïƒ¼ Shareholder Value 4 Ongoing focus on capital conservation and cost efficienciesïƒ¼ No Near-Term Debt Maturities(1) Robust Liquidity ($ in mm) $33    $400 $271 $178 Total Liquidity: $346mm $79 $103    2020 2021 2022 2023 2024 2025 $312    Term Loan A Undrawn RCF Term Loan B MEDCO Revenue Bonds Second Lien Notes Revolver Cash Source: Company filings and FactSet. 6 Note: Balance sheet data as of 6/30/2020. (1) As of June 30, 2020, there were no borrowings on $400mm revolver and it is being used for providing letters of credit with $88mm issued. Excludes capital leases

Enhances Measured Approach to Growth

	Efficiency	Technology	Organic Growth	M&A
Investment Category	Efficiency & Continuous Improvement	Emerging Technologies & Alternative Uses of Coal	Organic Growth & Expansion	M&A
Rate of Return Expectation	30%+	30%+	20%+	20%+
Diversifying	No	Yes	Potentially	Potentially
Initial Investment Magnitude	<$5MM	<$5MM	$50-100MM	TBD
Risk Level	Low	Moderate	Low	High
Cash Flow Accretion	Immediate	Longer-Term	Longer-Term	Immediate
Example	Shearer Automation, Prep Plant Debottlenecking	Coal-to-Products and OMNIS	Itmann	

7

CONSOL ENERGY CCR

Enhances Measured Approach to Growth • Strategically strengthens our production base, enables diversification, and reduces risk Efficiency Technology Organic Growth M&A Efficiency & Emerging Technologies Organic Growth & Investment Category Continuous & Alternative Uses of M&A Expansion Improvement Coal Rate of Return Expectation 30%+ 30%+ 20%+ 20%+ Diversifying No Yes Potentially Potentially Initial Investment Magnitude <$5MM <$5MM $50-100MM TBD Risk Level Low Moderate Low High Cash Flow Accretion Immediate Longer-Term Longer-Term Immediate Shearer Automation, Coal-to-Products and Example Prep Plant Itmann OMNIS Debottlenecking 7

Expect Transaction to Close in Q1 2021 Key Milestones Estimated Timing Several steps needed to finalize Transaction Q4 2020 • File S-4 registration statement with SEC • SEC declares S-4 effective • Distribute proxy statement to CEIX shareholders and consent solicitation statement to CCR unitholders; establish record date for shareholder vote and consent deadline for CCR unitholders • CEIX shareholder vote and CCR unitholder consent Q1 2021 • Close transaction 8

Appendix 9

Simplification Streamlines CONSOL's Corporate Structure

Status Quo
Transaction
0.7300 CEIX shares for each CCR unit
CEIX
CEIX shares
CCR units
100% ownership
CCR GP
59.7% LP interest
1.7% GP interest
CCR
38.6% LP interest
Public Common Unitholders
75% interest
25% interest
100% interest
PAMC
CONSOL Marine Terminal
Itmann Mine
Greenfield Reserves
Pro Forma
Legacy CEIX Shareholders
Legacy Public CCR Unitholders
CEIX
100% interest
CCR (private)
25% interest
75% interest
100% interest
PAMC
CONSOL Marine Terminal
Itmann Mine
Greenfield Reserves

10

Simplification Streamlines CONSOL’s Corporate Structure Status Quo Pro Forma Transaction 0.7300 CEIX shares for each CCR unit Legacy CEIX Legacy CEIX Public CCR CEIX shares Shareholders Unitholders 100% ownership 59.7% LP CCR GP interest CCR units 1.7% GP interest CEIX 38.6% LP Public CCR Common 100% interest interest Unitholders 75% 75% interest 25% CCR interest interest (private) 100% 25% interest interest 100% • PAMC interest • PAMC • CONSOL Marine Terminal • Itmann Mine • CONSOL Marine • Greenfield Reserves Terminal • Itmann Mine • Greenfield Reserves 10

CEIX Bank EBITDA and Net Leverage Ratio Reconciliation Standalone Pro Forma LTM 6/30/2020 LTM 6/30/2020 Net Income $5,837 $5,837 Plus: Interest Expense, net $62,215 $62,215 Income Taxes 1,422 1,422 EBIT $69,474 $69,474 Plus: Depreciation, Depletion and Amortization $211,320 $211,320 EBITDA $280,794 $280,794 Plus: Stock/Unit-Based Compensation $9,635 $9,635 (Gain) Loss on Debt Extinguishment (17,021) (17,021) Total Pre-Tax Adjustments (7,386) (7,386) Adjusted EBITDA $273,408 $273,408 Less: CCR Adjusted EBITDA per Credit Agreement ($66,169) $0 Cash Distributions from CONSOL Coal Resources LP 8,254 0 Cash Payments for Legacy Employee Liabilities, Net of Non-Cash Expense (18,609) (18,609) Other Adjustments to Net Income 6,333 1,753 Bank EBITDA $203,217 $256,552 Consolidated First Lien Debt $399,662 $414,091 Senior Secured Second Lien Notes 178,452 178,452 MEDCO Revenue Bonds 102,865 102,865 Advance Royalty Commitments 1,895 1,895 Debt $682,874 $697,303 Less: Advance Royalty Commitments $1,895 $1,895 Cash on Hand 32,925 33,027 Net Debt $648,054 $662,381 Net Leverage Ratio 3.2x 2.6x Source: Company filings. Note: Some totals may not foot due to rounding. 11